UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                      (Amendment No. 23)*<F1>

                  Security Capital Pacific Trust
               (formerly Property Trust of America)
                         (Name of Issuer)

       Common Shares of Beneficial Interest, $1.00 par value
                  (Title of Class of Securities)

                            814141 10 7
                      (formerly 743445 10 8)
                          (CUSIP Number)

                Paul E. Szurek, 125 Lincoln Avenue,
             Santa Fe, New Mexico 87501 (505) 982-9292
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                          March 23, 1995
      (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F1> * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No. 814141 10 7
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Security Capital Realty Incorporated
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) __
                                                           (b) __

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            __
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
_________________________________________________________________
               7    SOLE VOTING POWER
NUMBER OF
SHARES         _____27,389,836___________________________________
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
EACH           _______0__________________________________________
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH           _____27,389,836___________________________________
               10   SHARED DISPOSITIVE POWER

______________________0__________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

________27,389,836_______________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                __
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

________37.9%_____________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_________________________________________________________________

                           SCHEDULE 13D

CUSIP No. 814141 10 7
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William D. Sanders
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) __
                                                           (b) __
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*

     AF, OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            __

_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_________________________________________________________________
               7    SOLE VOTING POWER
NUMBER OF
SHARES         _____201,070______________________________________
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
EACH           _____27,389,836___________________________________
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH           _____201,070______________________________________
               10   SHARED DISPOSITIVE POWER

____________________27,389,836___________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____________________27,590,906___________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                __

_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

________38.1%____________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
_________________________________________________________________


Item 1.   Security and Issuer

     This statement relates to the Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares"), of Property
Trust of America, a real estate investment trust organized under the laws of Maryland ("Property Trust").

     The principal executive office of Property Trust is 4487
North Mesa, Suite 100, El Paso, Texas  79902.


Item 2.   Identity and Background

     (a) - (c). This statement is filed by SWRT Incorporated, a Delaware corporation ("SWRT"), and Mr. William D. Sanders ("Sanders"). SWRT is principally engaged in the business of investing in real estate. SWRT's principal executive office is located at 11 South LaSalle Street, Suite 2300, Chicago, Illinois 60603. The sole officer of SWRT is Robert A. Kritt, and the directors of SWRT are Robert A. Kritt and Sanders. The sole stockholder and controlling person of SWRT is Sanders. Messrs. Sanders and Kritt are both United States citizens. The addresses and present principal occupations of such individuals are set forth on Schedule I attached hereto.

     Subparts (d) and (e) of Item 2 are not applicable to SWRT or any of its executive officers, directors or controlling persons.


Item 3.   Source and Amount of Funds or Other Consideration

     The aggregate amount of funds expended by SWRT to purchase the 501,000 Common Shares referred to in Item 5(c) hereof was $5,886,750 (the "Purchase Price"). No funds were expended for the purchase of the Option referred to in Item 4. The consideration for the Option consists of SWRT's obligations under the Investor Agreement described in Item 4 hereof and attached hereto as Exhibit A, which is incorporated herein by reference, and the receipt by Property Trust of a satisfactory Settlement Agreement and General Release with Standstill Provisions among Property Trust, Sizeler Property Investors, Inc. and Realty Acquisition Corporation, dated February 22, 1990, which Settlement Agreement is attached hereto as Exhibit H and is incorporated herein by reference in its entirety.

     SWRT paid the full amount of the Purchase Price with the proceeds of a demand loan (the "Demand Loan") which it received from Morgan Guaranty Trust Company of New York ("Morgan Guaranty") pursuant to a February 22, 1990 Letter Agreement between SWRT and Morgan Guaranty (the "Letter Agreement"). Sanders has personally guaranteed (the "Guaranty") the Demand Loan.

     The Letter Agreement, the promissory note evidencing the indebtedness of SWRT thereunder and the Guaranty are attached hereto as exhibits B, C and D, respectively, and are incorporated herein by reference in their entirety.


Item 4.   Purpose of Transaction

     The purpose of SWRT's acquisition of the Common Shares and the Option (the "Option"), granted to SWRT by Property Trust, to purchase Variable Rate Cumulative Convertible Series A Preferred Shares of Beneficial Interest of Property Trust, par value $1.00 per share (the "Series A Preferred Shares"), which are convertible into Common Shares, was for investment. Sanders or SWRT may sell interests in SWRT to other persons.

     Depending on market conditions and other factors, and subject to the restrictions imposed by the Investor Agreement (discussed below), SWRT intends to acquire, at any time or from time to time, up to 35% of Property Trust's Common Shares through open market purchases or otherwise and by exercising the Option and converting the resulting Preferred Shares. SWRT delivered on March 2, 1990 a notice to Property Trust indicating that it proposes to buy 425,000 Common Shares on the open market. Under
Section 10 of the Investor Agreement, Property Trust has ten days from the date of such notice to exercise a right of first offer with respect to such proposed open market purchases.

     SWRT and Sanders intend to play a major role in the direction of Property Trust for the purpose of maximizing the value of Property Trust. Subject to the Investor Agreement, SWRT reserves the right to dispose of some or all of the shares of the equity interests in Property Trust that it now owns or hereafter acquires.

     The Option entitles SWRT (or any subsequent holder of the Option) to purchase 600,000 shares of the Series A Preferred Shares at a price of $9.00 per share, subject to certain antidilution adjustments described in Section 7 of the Option. The Option will be wholly void and of no effect after August 31, 1991.

     Under the terms of the Articles Supplementary of Property Trust (the "Articles Supplementary"), which designate the voting powers, rights, preferences, qualifications and restrictions of the Series A Preferred Shares, the holders of the Series A Preferred Shares are not entitled to vote, except as a class on mergers, consolidations, sales of substantially all the assets of Property Trust and matters respecting which the vote of all classes of a real estate investment trust's shares is required by applicable provisions of the General Corporation Law of the State of Maryland. Each share of the Series A preferred Shares is convertible at the option of the holder thereof into one Common Share (subject to certain antidilution provisions set forth in the Articles Supplementary) upon the earlier of March 31, 1990 and receipt of authorization from the New York Stock Exchange for listing the underlying Common Shares.

     Pursuant to the terms of the Investor Agreement between SWRT and Property Trust, dated February 23, 1990 (the "Investor Agreement"), neither SWRT nor any officer or director or SWRT, nor a beneficial owner of more than 25% of SWRT's voting securities, may purchase additional securities of Property Trust entitled to vote generally for the election of trustees (including options and rights to acquire any such securities and securities convertible into such securities) (herein, such securities of Property Trust shall be referred to as the "Voting Securities") if the effect of such acquisition would be to increase the beneficial ownership of SWRT and its Affiliates (as defined in the Investor Agreement (and persons in which SWRT or any of its Affiliates own more than 25% of the outstanding interests, to greater than 32% (assuming conversion of the Series A Preferred Shares) of the total combined voting power of all the Voting Securities. However, SWRT and its Affiliates may acquire Voting Securities without regard to the foregoing limitation pursuant to a tender offer for Property Trust's stock which meets the following conditions: (i) the tender offer is commenced after March 1, 1992; (ii) the tender offer is made for all the shares of Property Trust securities not held by SWRT; (iii) the consideration offered is all cash and is offered equally to all holders; and (iv) the tender offer is held open for at least 90 days. Notwithstanding anything in the Investor Agreement to the contrary, SWRT may make a tender offer at any time and upon whatever terms it deems appropriate for the Common Shares (including terms inconsistent with (i) - (iv), inclusive, of the preceding sentence) if such tender offer is (A) made in response to a tender offer made by a party which is not an affiliate of either SWRT or any of its Affiliates and (B) is not instigated by SWRT or any of its Affiliates for the purpose of avoiding its obligations under the Investor Agreement. If and when SWRT decides to increase its ownership of shares through open market purchases, Property Trust has a right of first offer to sell newly issued Common Shares to SWRT at market prices.

     The Investor Agreement also provides that SWRT and its Affiliates will not sell any Voting Securities owned by them without the prior written consent of the Board of Trustees of Property Trust by resolution adopted by a majority of the Trustees who are not designees of SWRT, except (i) pursuant to a public offering registered pursuant to a registration statement prepared in accordance with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"); or
(ii) in privately negotiated sales, provided that (A) SWRT or any of its Affiliates will not sell shares constituting and/or securities convertible into more than 9.8% of the outstanding Common Shares to any person or group in any transaction or Series of related transactions, and (B) neither SWRT or any of its Affiliates will sell shares constituting or securities convertible into an amount of Common Shares to any person or group which would result in such person's or group's beneficially owning, after giving effect to such sale, more than 9.8% of the outstanding shares; provided, that for this purposes, SWRT may rely exclusively upon copies of Schedule 13D or 13G as promulgated under the Securities Exchange Act of 1934 , as amended (the "Exchange Act"), filed by such persons, in either case furnished by Property Trust to SWRT; (iii) in "brokers transactions" as defined in Rule 144 of the General Rules and Regulations under the Securities Act as in effect on the date of the Investor Agreement; (iv) transfers to a potential acquiror of Property Trust pursuant to a tender or exchange offer for all outstanding Voting Securities, or securities convertible into, or exercisable for, Voting Securities, (A) if the Board of Property Trust does not oppose such tender or exchange offer, or (B) if such tender or exchange offer is opposed by the Board of Trustees of Property Trust, but such transfer occurs not earlier than 48 hours preceding the announced termination of such tender or exchange offer; (v) the conversion, exchange or exercise of such Voting Securities pursuant to their terms; or (vi) a transfer, assignment, sale or disposition of such Voting Securities among Affiliates, provided that the transferee shall be a corporation directly or indirectly wholly owned by SWRT, and the transferee or pledgee shall expressly assume in a writing delivered to Property Trust all of the obligations and restrictions contained in the Investor Agreement pertaining to SWRT.

     Property Trust redeemed the Rights issued pursuant to that certain Rights Agreement, dated as of March 10, 1989, as amended, between Property Trust and M-Trust Corp., N.A. as Rights Agent (the "Old Rights Agreement"), and agreed to adopt a new Rights Agreement (the "New Rights Agreement"), which is substantially identical to the Old Rights Agreement in every respect, except that the New Rights Agreement (A) grants to SWRT a number of Rights (as defined in the New Rights Agreement) equivalent to the number that would be associated with the number of Common Shares into which the Series A Preferred Shares are convertible, as such number may be adjusted from time to time pursuant to the New Rights Agreement and the Articles Supplementary, and (B) provides that the ownership by SWRT of the Option, or the acquisition by SWRT of Common Shares, Series A Preferred Shares or other shares of preferred stock of Property Trust shall not cause the occurrence of a Distribution Date (as defined in the New Rights Agreement) or result in SWRT becoming an Acquiring Person (as defined under the New Rights Agreement) or involved in a transaction or event described in Section 11(a)(ii) of the New Rights Agreement (herein, any such transaction or event shall be referred to as a "Triggering Event") solely as a result of SWRT
(1) acquiring or having acquired Voting Securities of Property Trust giving SWRT directly or indirectly an aggregate of no more than 32% of the voting power of the Voting Securities, or (2) being the Beneficial Owner (as defined in the Rights Agreement) of Voting Securities of Property Trust comprising more than 32% of the voting power of the Voting Securities then outstanding, solely as a result of (i) a reduction in the number of votes per share of outstanding shares of Property Trust's Voting Securities, (ii) exercise or conversion of the Rights (as defined in the New Rights Agreement) or any rights, warrants, or convertible securities received by SWRT with respect to Series A Preferred Shares, the Common Shares or securities derived by SWRT therefrom, (iii) any distribution made, or other action taken, by Property Trust with respect to the Option, Series A Preferred Shares, the Common Shares, the Rights (as defined in the New Rights Agreement) or any rights, warrants, or convertible securities received by SWRT with respect to Series A Preferred Shares, the Common Shares, or any security derived by SWRT therefrom, including, without limitation, any securities received by SWRT pursuant to Section 7 of the Option or (iv) utilization of rights possessed by Series A Preferred Shares or the Rights or any stock rights, warrants, or other securities derived, whether directly or indirectly, by SWRT therefrom. During such time as SWRT is the owner of the Option, any Series A Preferred Shares or any Common Shares and while the Rights issued pursuant to the New Rights Agreement are outstanding, Property Trust shall not amend or supplement the New Rights Agreement in any manner which would cause the occurrence of a Distribution Date or result in SWRT becoming an Acquiring Person or involved in a Triggering Event solely as a result of SWRT maintaining its ownership of Common Shares as described in clauses (1) and (2) of the immediately preceding sentence. During such time as SWRT is the owner of the Option or any Series A Preferred Shares, Property Trust may amend the New Rights Agreement or may adopt a new rights agreement similar to the New Rights Agreement only if such amendment or new agreement provides for the issuance to the holders of the Option or Series A Preferred Shares of (x) rights identical to those to be issued to holders of Common Shares and (y) a number of rights with respect to each Series A Preferred Share equal to the number of Common Shares into which a Series A Preferred Share is then convertible multiplied by the number of rights to be issued with respect to each such Common Share, and Property Trust's amendment, adoption of such new agreement, or of any amendment or supplement to either thereof, complies with the preceding sentence.

     Property Trust has exempted SWRT from the application of the provisions of Section 3-602 and Section 3-702(a) of the Maryland General Corporation Law, as in effect on the date of the Investor Agreement, and from Article 2, Section 7(c) of its Declaration of Trust so long as SWRT holds 32% or less of the Voting Securities. These exemptions will not attach to and follow the shares, but will terminate upon transfer by SWRT to an unaffiliated party.

     The Investor Agreement provides that SWRT and its Affiliates, from the date of the Investor Agreement until March 1, 1992, will not (i) submit any proposal for the vote of shareholders of Property Trust; (ii) become a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act unless such group is committed to complying with the obligations of SWRT and its Affiliates under Sections 9(b)(ii) and 9(b)(iii) of the Investor Agreement (which require SWRT and its Affiliates to be present at all shareholder meetings of Property Trust, and require SWRT and its Affiliates, until March 1, 1992, to vote its Voting Securities in favor of the nominees of the Board of Trustees of Property Trust for election to the Board of Property Trust); or (iii) deposit any Voting Securities in a voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of such Voting Securities unless the persons controlling the voting thereof are committed to complying with the obligations of SWRT and its Affiliates under Sections 9(b)(ii) and 9(b)(iii) of the Investor Agreement.

     SWRT has the right under the Investor Agreement to obtain representation on the Board of Trustees of Property Trust as follows: So long as SWRT owns 9% or more of the Voting Securities, Property Trust shall not increase the number of members of its Board of Trustees to more than eight, and SWRT shall be entitled to designate one or more persons for nomination to the Board of Property Trust (such person, a "Nominee") as follows and Property Trust will use its best efforts to cause the election of such Nominee or Nominees: (i) so long as SWRT owns less than 10% of the Voting Securities, one (1) Nominee; (ii) so long as SWRT owns not less than 10% of the Voting Securities, that number of Nominees as shall bear approximately the same ratio to the total number of trustees as the number of Voting Securities held by SWRT (excluding the Voting Securities represented by the Option until the exercise thereof) bears to the total number of Voting Securities outstanding, provided, that
(A) SWRT shall be entitled to designate not more than two (2) Nominees so long as the Board consists of not more than eight
(8) trustees; (B) any person who is employed by SWRT or who is an employee, a 25% shareholder or a director of any corporation of which SWRT is a 25% shareholder (except for Property Trust) shall be deemed to be a designee of the SWRT; and (C) if necessary to avoid the forced retirement from the Board of Property Trust of any current trustee, SWRT shall designate one of the current members of the Board of Property Trust as one of his two Nominees under clause (A) above.

     In the event of a "Change in Control" (as defined in the Option or the Articles Supplementary, as the case may be) of Property Trust, the holder of the Option or the Series A Preferred Shares may require Property Trust to repurchase the Option or the Preferred Shares, as the case may be, at pre-determined prices.

     The provisions of the Option, the Investor Agreement and the Articles Supplementary are set forth in full in those documents which are filed as Exhibits E, A and F to this Schedule 13D, and which are incorporated herein in their entirety by this reference in the response to this Item 4. The description in this Item 4 of the terms and conditions thereof is a summary only and is qualified in its entirety by reference to such Exhibits.

     Other than as discussed above, neither SWRT nor Sanders has any plans or proposals that relate to or would result in the acquisition of additional securities of Property Trust or the disposition of securities of Property Trust; an extraordinary corporate transaction involving Property Trust or any of its subsidiaries; a sale or transfer of a material amount of assets of Property Trust or any of its subsidiaries; a change in the present Board of Trustees or management of Property Trust; a material change in the present capitalization or dividend policy of Property Trust; any other material change in the business or corporate structure of Property Trust; changes in Property Trust's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition of control of Property Trust by any other person; causing a class of Property Trust's securities to be listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association; causing securities of Property Trust to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated in the foregoing paragraph.


Item 5.   Interest in Securities of the Issuer

     (a) SWRT is the direct beneficial owner, and William Sanders is the indirect beneficial owner, of 1,101,000 Common Shares, which represents (i) the sum of (x) 501,000 Common Shares purchased by SWRT pursuant to the Agreement for Sale of Stock referred to in Item 5(c) below and (y) 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which SWRT is entitled to purchase upon exercise of the Option, and
(ii) 19.07% of the Common Shares outstanding as of February 22, 1990 (assuming that Common Shares issuable upon conversion of the Series A Preferred Shares are outstanding).

     (b) SWRT directly has, and William D. Sanders indirectly has, the sole power to vote 1,101,000 Common Shares; however, such shares include 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which the filing person shall receive upon exercise of the Option.

     (c) The only transactions during the past 60 days in the Common Shares by the persons filing this Schedule 13D are as follows: On February 23, 1990, pursuant to that certain Agreement for the Sale of Stock, dated February 22, 1990, among SWRT Incorporated, Sizeler Property Investors, Inc., and Realty Acquisition Corporation, attached hereto as Exhibit G and incorporated herein by reference in its entirety, SWRT purchased for cash, at a price of $11.75 per share, in a negotiated, private transaction, 501,000 Common Shares from Realty Acquisition Corporation, a Delaware corporation.

     Also on said date, following the consummation of the foregoing transaction, Property Trust issued to SWRT the Option, which grants to SWRT the right, until August 31, 1991, to purchase, at a price of $9 per share, 600,000 shares (subject to certain antidilution adjustments) of the Series A Preferred Shares, each of which is convertible into one Common Share. The Option was issued in consideration of Realty Acquisition Corporation, its corporate parent and Property Trust entering into the Settlement Agreement and General Release with Standstill Provisions attached hereto as Exhibit H and incorporated herein by reference in its entirety, pursuant to which Settlement Agreement Realty Acquisition Corporation withdrew its tender offer for Property Trust. The issuance of the Option was conditional upon SWRT's purchase of the 501,000 Common Shares from Realty Acquisition Corporation described in the paragraph immediately above.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

     As described in Item 4 above, the Investor Agreement, the Articles Supplementary and the Option provide for various rights and restrictions with respect to Property Trust's securities. The Agreement for Sale of Stock described in Item 5(c), attached hereto as Exhibit G and incorporated herein by reference in its entirety, is the only agreement or understanding other than the Investor Agreement, the Option and the Articles Supplementary between SWRT and another person or entity which involves the Common Shares.


Item 7.   Material to Be Filed as Exhibits

Exhibit Letter                Exhibit
______________                ________

     A              Copy of Investor Agreement between SWRT and
                    Property Trust, dated February 23, 1990, setting forth certain rights, restrictions and covenants with respect to SWRT's relationship with Property Trust.

     B Copy of Letter Agreement between Morgan Guaranty Trust Company of New York and SWRT, dated February 22, 1990, which sets forth the terms of the demand loan facility used by SWRT to fund the acquisition of the 501,000 Common Shares from Realty Acquisition Corporation.

     C Copy of Promissory Note of SWRT, payable to the order of Morgan Guaranty Trust Company of New York, in the aggregate principal amount of the lesser of $10,000,000 or the aggregate principal amount of loans outstanding thereunder, dated February 22, 1990.

     D Copy of Guaranty of William D. Sanders of the repayment of the loans evidenced by the Promissory Note (Exhibit C hereof), in favor of Morgan Guaranty Trust Company of New York, executed and delivered on February 22, 1990.

     E Copy of Option dated February 23, 1990 issued by Property Trust to SWRT and entitling SWRT to purchase 600,000 shares of Variable Rate Cumulative Convertible Series A Preferred Shares of Beneficial Interest of Property Trust, par value $1.00 per share.

     F              Copy of Articles Supplementary of Property
                    Trust, dated as of February 23, 1990, setting forth the rights and privileges of the Variable Rate Cumulative Convertible Series A
                    Preferred Shares.

     G Copy of Agreement for Sale of Stock, by and among SWRT, Sizeler Property Investors, Inc., a Delaware corporation, and Realty
                    Acquisition Corporation, a Delaware
                    corporation, dated February 22, 1990.

     H              Copy of Settlement Agreement and General
                    Release with Standstill Provisions, among
                    Property Trust, Realty Acquisition
                    Corporation, and Sizeler Property Investors,
                    Inc., dated February 22, 1990.

     I              Copy of Joint Filing Statement of William D.
                    Sanders and SWRT.


                            SCHEDULE I

     Set forth below are the name and positions held with SWRT of each of SWRT's executive officers and directors. The principal occupation or employment of each such person is set forth in the right hand column.

     Sanders Partners Incorporated is engaged in the business of investment. LaSalle Partners Limited is a national real estate organization.

William D. Sanders
Director of SWRT

                    Chairman Emeritus, LaSalle Partners Limited
                    11 South LaSalle Street
                    Suite 200
                    Chicago, Illinois  60603

Robert A. Kritt
President, Secretary and
Director of SWRT

                    Vice President, Sanders Partners Incorporated
                    11 South LaSalle Street
                    Suite 2300
                    Chicago, Illinois  60603


     This Amendment No. 1, dated March 5, 1990, to a Schedule 13D, dated March 1, 1990, filed by SWRT Incorporated, a Delaware corporation ("SWRT") and Mr. William D. Sanders ("Sanders") on March 2, 1990, relates to Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares") of Property Trust of America, a real estate investment trust organized under the laws of Maryland ("Property Trust"), and is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.


     Item 4.   Purpose of Transaction.

     Item 4 is amended supplementally as follows:

     On March 3, 1990, Property Trust advised SWRT and Sanders that it had elected not to exercise its rights of first offer pursuant to Section 10 of the Investor Agreement with respect to the notice of proposed open market purchases that SWRT delivered to Property Trust on March 2, 1990.


     This Amendment No. 2, dated March 8, 1990, to a Schedule 13D, dated March 1, 1990, filed by SWRT Incorporated, a Delaware corporation ("SWRT") and Mr. William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, relates to Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares") of Property Trust of America, a real estate investment trust organized under the laws of Maryland, and is being filed by SWRT and Sanders pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

     Item 3.   Source and Amount of Funds or Other
               Considerations.

     Item 3 is amended supplementally as follows:

     The aggregate amount of funds which SWRT expects to expend in order to purchase the 387,100 Common Shares (discussed in Item 5(c) of this amendment) in $3,239,947.50, which includes $960 of commission expenses. No funds have been expended for any of the Shares as of the date hereof since the settlement dates for the purchases have not yet occurred. The settlement date for the purchase of the 9,600 Common Shares is scheduled for March 13, 1990, and the settlement date for the purchase of the 377,500 Common Shares is scheduled for March 15, 1990. SWRT expects to pay the full amount of the $3,239,947.50 purchase price with the proceeds of a demand loan from Morgan Trust Company of New York ("Morgan") pursuant to the February 22, 1990 Letter Agreement between SWRT and Morgan filed as Exhibit B to the Original
Schedule 13D, which Letter Agreement is incorporated herein by reference in its entirety.



     Item 5.   Interest in Securities of the Issuer.

     Item 5(a) is hereby amended supplementally as follows:

     SWRT is the direct beneficial owner, and Sanders is the indirect beneficial owner, of 1,488,100 Common Shares which represents (i) the sum of (x) 888,100 Common Shares purchased by SWRT through the transactions described in Item 5(c) of the Original 13D and of this Amendment, plus (y) 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which SWRT is entitled to purchase upon exercise of the Option described in Item 4 of the Original 13D and (ii) 25.77% of the Common Shares outstanding as of February 22, 1990 (assuming that Common Shares issuable upon conversion of the Series A Preferred Shares are outstanding).

     Item 5(b) is hereby amended supplementally as follows:

     SWRT directly has, and Sanders indirectly has, the sole power to vote 1,488,100 Common Shares; however, such shares include 600,000 Common Shares issuable upon conversion of Series A Preferred Shares which the filing persons shall receive upon exercise of the Option described in Item 4 of the Original 13D.

     Item 5(c) is amended supplementally as follows:

     On March 6, 1990, SWRT purchased, through a broker in open market transactions, an aggregate of 9,600 Common Shares, in such quantities and at such prices (excluding commissions, which totaled $960) as follows: 5,600 Shares at $8.00 per share, 3,000 shares at $8.125 per Share and 1,000 Shares at $8.25 per share. On March 8, 1990, SWRT purchased 377,500 Common Shares at a price of $8.375 per share in a privately negotiated transaction.


     This Amendment No. 3, dated March 13, 1990, to a Schedule 13D, dated March 1, 1990, filed by SWRT Incorporated, a Delaware corporation ("SWRT") and Mr. William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990 and March 8, 1990, relates to Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares") of Property Trust of America, a real estate investment trust organized under the laws of Maryland, and is being filed by Southwest Realty Investors Incorporated, a Delaware corporation ("Southwest"), formerly SWRT, and by Sanders pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

     Item 2. Items 2(a)-(c) of the Original 13D are hereby amended supplementally as follows:

     On March 13, 1990, the sole shareholder and the Board of Directors of SWRT adopted an amendment to the company's certificate of incorporation changing its name to "Southwest Realty Investors Incorporated". All amendments to the Original 13D filed subsequent to the date of this Amendment No. 3 will be filed under the name Southwest Realty Investors Incorporated.

     Item 5.   Interest in Securities of the Issuer.

     Item 5(a) is hereby amended supplementally as follows:

     Southwest is the direct beneficial owner, and Sanders is the indirect beneficial owner, of 1,488,100 Common Shares which represent 26.24% of the Common Shares outstanding as of February 22, 1990 (assuming that Common Shares issuable upon conversion of the Series A Preferred Shares are outstanding).


     This Amendment No. 4 dated March 19, 1990, to a Schedule 13D, dated March 1, 1990, filed by Southwest Realty Investors Incorporated, a Delaware Corporation ("Southwest") and Mr. William D. Sanders ("Sanders") on March 2, 1990 (The "Original 13D"), and amended on March 5, 1990 and on March 8, 1990 and March 15, 1990, relates to Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares") of Property Trust of America a real estate investment trust organized under the laws of Maryland, and is being filed by Southwest and Sanders pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

     Item 3.   Source and Amount of Funds or Other
               Considerations.

     Item 3 is amended supplementally as follows:

     The aggregate amount of funds which Southwest expects to expand in order to purchase the 92,600 Common Shares (discussed in Item 5(c) of this amendment) is $836,622.50 which includes $9,260 of commission expenses. No funds have been expended for any of the Common Shares as of the date hereof since the settlement dates for the purchases have not yet occurred. The settlement date for the purchase of the 21,900 Common Shares is scheduled for March 21, 1990, and the settlement date for the purchase of the 70,700 Common Shares is scheduled for March 23, 1990. Southwest expects to pay the full amount of the $836,622.50 purchase price primarily with the proceeds of a demand loan from Morgan Guaranty Trust Company of New York ("Morgan") pursuant to the February 22, 1990 Letter Agreement between Southwest and Morgan filed as Exhibit B to the Original
Schedule 13D, which Letter Agreement is incorporated herein by reference in its entirety.


     Item 5.   Interest in Securities of the Issuer.

     Item 5(a) is hereby amended supplementally as follows:

     Southwest is the direct beneficial owner, and Sanders is the indirect beneficial owner, of 1,580,700 Common Shares which represent (i) the sum of (x) 980,700 Common Shares purchased by Southwest through the transactions described in Item 5(c) of the Original 13D and of the Amendments, plus (y) 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which Southwest is entitled to purchase upon exercise of the Option described in Item 4 of the Original 13D, and (ii) 27.87% of the Common Shares outstanding as of February 22, 1990 (assuming that Common Shares issuable upon conversion of the Series A Preferred are outstanding).

     Item 5(b) is hereby amended supplementally as follows:

     Southwest directly has, and Sanders indirectly has, the sole power to vote 1,580,700 Common Shares; however, such shares include 600,000 Common Shares issuable upon conversion of Series A Preferred Shares which the filing person would receive upon exercise of the Option described in Item 4 of the Original 13D.

     Item 5(c) is amended supplementally as follows:

     On March 14, 1990, Southwest purchased, through a broker is open market transactions, an aggregate of 21,900 Common Shares, in such quantities and at such prices (excluding commissions, which totaled $2,190) as follows: 300 Shares at $8.625 per share and 21,600 Shares at $8.75 per Share. On March 16, 1990, Southwest purchased, through a broker in open market transactions, an aggregate of 70,700 Common Shares, in such quantities and at such prices (excluding commissions, which totaled $7,070) as follows: 68,600 Shares at $9.00 per share and 2,100 Shares at $8.75 per share.


     This Amendment No. 5 dated March 23, 1990, to a Schedule 13D, dated March 1, 1990, filed by Southwest Realty Investors Incorporated, a Delaware Corporation ("Southwest") and Mr. William D. Sanders ("Sanders") on March 2, 1990 (The "Original 13D"), and amended on March 5, 1990 and on March 8, 1990 and March 15, 1990 and on March 19, 1990, relates to Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares") of Property Trust of America, a real estate investment trust organized under the laws of Maryland, and is being filed by Southwest and Sanders pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.


     Item 3.   Source and Amount of Funds or Other
               Considerations.

     Item 3 is amended supplementally as follows:

     The aggregate amount of funds which Southwest expects to expend in order to purchase the 56,700 Common Shares (discussed in Item 5(c) of this amendment) is $504,295.00 which includes $5,670 of commission expenses. No funds have been expended for any of the Common Shares as of the date hereof since the settlement dates for the purchase of the 56,700 Common Shares are scheduled for March 26, 1990 through March 29, 1990. Southwest expects to pay the full amount of the $504,295.00 purchase price with the proceeds of a demand loan from Morgan Guaranty Trust Company of New York ("Morgan") pursuant to a Letter Agreement expected to be entered into between Southwest and Morgan.


     Item 5.   Interest in Securities of the Issuer.

     Item 5(a) is hereby amended supplementally as follows:

     Southwest is the direct beneficial owner, and Sanders is the indirect beneficial owner, of 1,637,400 Common Shares which represent (i) the sum of (x) 1,037,400 Common Shares purchased by Southwest through the transactions described in Item 5(c) of the Original 13D and of the Amendments, plus (y) 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which Southwest is entitled to purchase upon exercise of the Option described in Item 4 of the Original 13D, and (ii) 28.87% of the Common Shares outstanding as of February 22, 1990 (assuming that Common Shares issuable upon conversion of the Series A Preferred Shares are outstanding).

     Item 5(b) is hereby amended supplementally as follows:

     Southwest directly has, and Sanders indirectly has, the sole power to vote 1,637,400 Common Shares; however, such shares include 600,000 Common Shares issuable upon conversion of Series A Preferred Shares which the filing persons would receive upon exercise of the Option described in Item 4 of the Original 13D.

     Item 5(c) is amended supplementally as follows:

     On March 19, 1990 through March 22, 1990, Southwest purchased, through a broker in open market transactions, an aggregate of 56,700 Common Shares, at an average price of $8.794 per Common Share (excluding commissions which totaled $5,670).


     This Amendment No. 6 dated February 11, 1991, to a Schedule 13D, dated March 1, 1990, filed by Southwest Realty Investors Incorporated, a Delaware corporation ("Realty") and Mr. William
D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990 and March 26, 1990 relates to Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares") of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). Unless otherwise defined, all terms used herein shall have the meanings set forth in the Original 13D.

Item 2.   Identity and Background.

     Paragraphs (a)-(f) of Item 2 are amended as shown below.

     (a)-(c), (f) This statement is filed by Southwest Realty
Investors Incorporated, a Delaware corporation, William D.
Sanders and Southwest Advisors Incorporated, a Delaware corporation.

     Realty is principally engaged in the business of investing in real estate. Realty's principal executive office and principal business is located at 141 East Palace Avenue, Santa Fe, New Mexico 87501. The executive officers of Realty are Sanders, Chairman of the Board; Thomas G. Wattles ("Wattles"), Managing Director; and Robert A. Kritt ("Kritt"), Vice President and Secretary. The directors of Realty are Sanders, Wattles, Kritt, and John T. Kelley, III ("Kelley"). Sanders owns approximately 11.7% of the issued and outstanding common stock of Realty. The filing of this statement shall not be construed as an admission that Sanders is, for the purpose of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement. The business address, the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for Sanders, Wattles, Kritt and Kelley is as follows:
Sanders' business address is 141 East Palace Avenue, Santa Fe, New Mexico 87501, he is Chairman of the Board of Southwest Capital Group Incorporated, a Delaware corporation ("Capital"), a company principally engaged in the business of capital management, financial services, merchant banking and real estate, 141 East Palace Avenue, Santa Fe, New Mexico 87501; Wattles' business address is 141 East Palace Avenue, Santa Fe, New Mexico 87501, he is Managing Director of Southwest Advisors Incorporated, a Delaware Corporation ("Advisors"), a company principally engaged in the business of advising and performing real estate related services for Realty, 141 East Palace Avenue, Santa Fe, New Mexico 87501; Kritt's business address is 141 East Palace Avenue, Santa Fe, New Mexico 87501, he is Vice President and Secretary of Advisors; Kelley's business address is 600 Sunland Park Drive, Building 5-Suite 500, El Paso, Texas 79912, he is President of Kelley-Harris Company, Inc., a company principally engaged in the real estate development, acquisition and management businesses, 600 Sunland Park Drive, Building 5-Suite 500, El Paso, Texas 79912. Sanders, Wattles, Kritt and Kelley are United States citizens.

     Pursuant to a Real Estate Advisory Agreement, dated as of December 31, 1990 (the "Advisory Agreement") between Realty and Advisors and attached hereto as Exhibit A and incorporated herein by reference in its entirety, Advisors is a controlling person of Realty. The executive officers of Advisors are Sanders, Chairman of the Board; Wattles, Managing Director; and Kritt, Vice President and Secretary. The directors of Advisors are Sanders, Wattles, Kritt and Kelley. Advisors is a wholly owned subsidiary of Capital. The executive officers of Capital are Sanders, Chairman of the Board; and Kritt, Vice President and Secretary. The directors of Capital are Sanders, John P. Frazee, Jr. ("Frazee"), Cyrus F. Freidheim ("Freidheim"), H. Laurance Fuller ("Fuller"), Ray L. Hunt ("Hunt"), Kelley, Peter S. Willmott ("Willmott") and Samuel W. Bodman ("Bodman"). The business address, the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director is as follows (unless previously given): Frazee is Chairman and Chief Executive Officer of Centel Corporation, a company principally engaged in the telecommunications business, 8725 Higgins Road, Floor 9, Chicago, Illinois 60631; Freidheim is Vice Chairman of Booz, Allen & Hamilton, Inc., a company principally engaged in the management consulting business, Three First National Plaza, Floor 29, Chicago, Illinois 60602; Fuller is President of Amoco Corporation, a company principally engaged in the oil, chemical and energy businesses, 200 East Randolph, Floor 30, Chicago, Illinois 60601; Hunt is Chairman, President and Chief Executive Officer of Hunt Consolidated, Inc., a company principally engaged in diversified investment and operating businesses, Fountain Place, 1445 Ross at Field, Floor 14, Dallas, Texas 75202; Willmott is Chairman and Chief Executive Officer of Willmott Services, Inc., 980 North Michigan Avenue, Suite 1400, Chicago, Illinois 60611, and is an investor and director of various public and private sector entities; Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a company with operations in energy and specialty chemicals and materials, 950 Winter Street, Waltham, Massachusetts 02254-9073. Each individual identified in this paragraph is a United States citizen.

     (d), (e) Neither Realty nor Advisors (or, to their best knowledge, their respective executive officers and directors and the executive officers and directors of Capital and Advisors) nor Sanders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended supplementally as follows:

     Realty has paid for Common Shares with the proceeds of a demand loan (the "Second Demand Loan") from Morgan Guaranty Trust Company of New York ("Morgan") pursuant to the March 26, 1990 Letter Agreement between Realty and Morgan (the "Second Letter Agreement"). Sanders has personally guaranteed (the "Second Guaranty") the Second Demand Loan. The Second Demand Loan and the Demand Loan have been paid in full by Realty. Realty used the proceeds of a sale of its shares of common stock to repay the Second Demand Loan and the Demand Loan in full.

Item 4.   Purpose of Transaction.

     Item 4 is amended supplementally as follows:

     The current management of the Issuer is expected to change if and when the Issuer enters into an advisory agreement with Southwest Realty Advisors Incorporated ("Realty Advisors"), a wholly-owned subsidiary of Capital, the terms of which are currently being negotiated. It is expected that the advisory agreement will be executed in the near future and be effective as of March 1, 1991. The proposed agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference in its entirety, contemplates that Realty Advisors will assume responsibility for the day-to-day management of the Issuer and will employ all current employees of the Issuer.

     The proposed agreement also contemplates that Realty Advisors' compensation will be performance based and will be tied primarily to the cash flow of the Issuer so that the interests of Realty Advisors will mirror those of the Issuer's shareholder's. The cost of the advisory agreement to the Issuer is expected to be no greater than the current total general and administrative cost of the Issuer as a self-advised entity.

     The current capitalization of the Issuer is expected to change. In order to execute the strategy set forth in the following paragraph, the Board of Trustees of the Issuer ("Trustees") are exploring alternative approaches to raising additional capital consistent with the long-term interests of the Issuer's shareholders. Capital has expressed a desire to invest, either directly or through its Affiliates, additional capital in the Issuer in the immediate future.

     The focus of the Issuer's business is expected to shift towards the acquisition and development of multi-family housing in certain markets in the southwestern United States.

Item 5.   Interest in Securities of the Issuer.

     Paragraphs (a)-(d) of Item 5 are amended supplementally as follows:

     (a)-(b) Realty beneficially owns an aggregate of 1,651,100 Common Shares (including 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which Realty is entitled to purchase upon exercise of the Option described in
Item 4 of the Original 13D (the "Option")), constituting an aggregate of approximately 29.1% of the 5,070,991 Common Shares reported by the Issuer to be outstanding in its Quarterly Report on Form 10-Q dated November 13, 1990 (the "Quarterly Report") plus the 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which Realty is entitled to purchase upon exercise of the Option.

     Pursuant to the terms of the Advisory Agreement, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any securities owned by Realty (as described in Article I of the Advisory Agreement). Accordingly, Advisors beneficially owns 1,651,100 Common Shares (including the 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which Realty is entitled to purchase upon exercise of the Option), constituting an aggregate of approximately 29.1% of the 5,070,991 Common Shares reported by the Issuer to be outstanding in the Quarterly Report plus the 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which Realty is entitled to purchase upon exercise of the Option. Pursuant to the understanding of the parties to the Advisory Agreement, the Advisory Agreement became effective on January 4, 1991, when Realty received payment for approximately 27,167 shares of its common stock.

     As the Chairman of the Board of each of Realty and Advisors and as a stockholder of Realty, Sanders may be deemed to have shared voting power and shared dispositive power with respect to the Common Shares beneficially owned by Realty and Advisors. Accordingly, under the Securities and Exchange Commission's definition of Beneficial Ownership, Sanders may be deemed to beneficially own 1,651,100 Common Shares (including the 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which Realty is entitled to purchase upon exercise of the Option), constituting an aggregate of approximately 29.1% of the 5,070,991 Common Shares reported by the Issuer to be outstanding in the Quarterly Report plus the 600,000 Common Shares issuable upon conversion of the Series A Preferred Shares which Realty is entitled to purchase upon exercise of the Option.

     As a result of the Advisory Agreement, Realty has shared voting power and shared dispositive power with respect to the 1,651,100 Common Shares beneficially owned by it, Advisors has shared voting power and shared dispositive power with respect to the 1,651,100 Common Shares beneficially owned by it and, as a result of Sanders' position with each of Realty and Advisors, Sanders may be deemed to have shared voting power and shared dispositive power with respect to the 1,651,100 Common Shares he may be deemed to beneficially own.

     Kelley is on the Board of Trustees of the Issuer and beneficially owns 11,000 Common Shares (including 10,000 Common Shares which he is entitled to purchase pursuant to the exercise of an option granted to members of the Board of Trustees), constituting an aggregate of approximately 0.2% of the 5,070,991 Common Shares reported by the Issuer to be outstanding in the Quarterly Report plus the 10,000 Common Shares which Kelley is entitled to purchase upon the exercise of his option. Kelley has the sole power to vote and sole dispositive power with respect to the Common Shares he beneficially owns.

     To the best knowledge of Realty, Sanders and Advisors, no other person named in Item 2 beneficially owns any Common Shares.

     (c) Neither Realty nor Sanders or Advisors, and, to the best knowledge of Realty, Sanders and Advisors, none of the persons listed in Item 2, has effected any transaction in the Common Shares during the past 60 days.

     (d) Other than as described in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds, from the sale of the Common Shares beneficially owned by each of Realty, Advisors and Sanders.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is amended supplementally as follows:

     Except as set forth in Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

     The following materials are filed as exhibits to this Amendment No. 6 to Schedule 13D:

Exhibit Letter                         Exhibit
______________                         ________

      A Copy of Real Estate Advisory Agreement, dated as of December 31, 1990, by and between Southwest Advisors Incorporated and Southwest
                    Realty Investors Incorporated.

      B Copy of proposed advisory agreement dated as of February __, 1991, by and between Southwest Realty Advisors Incorporated and
                    Property Trust of America.


     This Amendment No. 7 dated June 10, 1991, to a Schedule 13D, dated March 1, 1990, filed by Southwest Realty Investors Incorporated, a Delaware Corporation ("Realty") and Mr.
William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, and February 11, 1991
relates to Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares") of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Southwest Advisors Incorporated and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). Unless otherwise defined, all terms used herein shall have the meanings set forth in the Original 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended supplementally as follows:

     The rights to acquire additional shares were received as a dividend pursuant to a rights offering.


Item 4.   Purpose of Transaction.

     Item 4 is amended supplementally as follows:

     Pages 1-5 of the Prospectus which constitutes Part I of the Registration Statement on Form S-2 filed by Property Trust of
America dated May 16, 1991, Registration Number 33-39766, are hereby incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended supplementally as follows:

     Realty has surrendered the Option and has received as a dividend rights to acquire 525,550 shares of Property Trust, as described in the pages 1-5 of the Prospectus incorporated in response to Item 4 above and such pages are hereby incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

     The following materials are filed as exhibits to this Amendment No. 7 to Schedule 13D:

Exhibit Letter                         Exhibit
______________                         _______

      A             Pages 1-5 of the Prospectus which constitutes
                    Part I of the Registration Statement on Form
                    S-2 filed by Property Trust of America dated
                    May 16, 1991, Registration Number 33-39766.


     This Amendment No. 8 dated June 10, 1991, to a Schedule 13D, dated March 1, 1990, filed by Southwest Realty Investors Incorporated, a Delaware Corporation ("Realty") and Mr.
William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, and
June 10, 1991 relates to Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares") of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Southwest Advisors Incorporated and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). Unless otherwise defined, all terms used herein shall have the meanings set forth in the Original 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended supplementally as follows:

     Realty expended $5,400,000 to purchase the 720,000 Common Shares referred to in Item 5 below. The source of Realty's $5,400,000 was from general corporate funds. Willmott, a director of Capital, as set forth in Item 2 of Amendment Number 6 dated February 11, 1991, expended $22,500 from personal funds to purchase the 3,000 Common Shares referred to in Item 5 below. Hunt, a director of Capital, as set forth in Item 2 of Amendment Number 6 dated February 11, 1991 expended $69,000 from personal funds to purchase the 9,200 Common Shares referred to in Item 5 below. Hunt Securities Corporation, a corporation affiliated with Hunt, expended $283,500 from general corporate funds to purchase the 37,800 Common Shares referred to in Item 5 below.

Item 4.   Purpose of Transaction.

     Item 4 is amended supplementally as follows:

     Realty acquired the 720,000 Common Shares referred to in
Item 5 below in order to increase its investment in the Issuer. Realty intends to acquire from time to time in open market purchases over an indefinite period of time additional Common Shares of the Issuer at an aggregate price of up to $2,500,000.

     William D. Sanders, on behalf of himself and related entities, intends to acquire from time to time in open market purchases over an indefinite period of time additional Common Shares of the Issuer at an aggregate price of up to $750,000.

     Willmott acquired the 3,000 Common Shares referred to in
Item 5 below as an investment.  Hunt acquired the 9,200 Common
Shares referred to in Item 5 below as an investment.  Hunt
Securities Corporation acquired the 37,800 Common Shares referred to in Item 5 below as an investment.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended supplementally as follows:

     (a)-(b) Realty acquired 720,000 Common Shares of the Issuer as follows: 525,550 Common Shares pursuant to the exercise of rights that had been issued to Realty as a dividend, and an additional 194,450 Common Shares pursuant to Realty's oversubscription privilege as more fully described in pages 1-5 of the Prospectus which constitutes Part I of the Registration Statement on Form S-2 filed by the Issuer dated May 16, 1991, Registration Number 33-39766 attached hereto as Exhibit A.

     Willmott acquired 3,000 Common Shares, Hunt acquired 9,200 Common Shares and Hunt Securities Company acquired 37,800 Common Shares of the Issuer, each as a third-party subscriber to Common Shares unsubscribed for by holders of rights pursuant to Issuer's offer as more fully described on pages 1-5 of the Prospectus identified above.

     As a result of Realty's acquisition of 720,000 Common Shares of the Issuer as set forth above, Realty beneficially owns an aggregate of 1,771,100 Common Shares of the Issuer, constituting approximately 22.2% of the 7,986,488 Common Shares of the Issuer outstanding.

     Pursuant to the terms of the Advisory Agreement as referred to in Item 2 of Amendment Number 6 dated February 11, 1991 of the Original 13D, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any securities owned by Realty (as described in Article I of the Advisory Agreement). Accordingly, Advisors beneficially owns 1,771,100 Common Shares, constituting an aggregate of approximately 22.2% of the 7,986,488 Common Shares of the Issuer to be outstanding.

     As the Chairman of the Board of each of Realty and Advisors and as a stockholder of Realty, Sanders may be deemed to have shared voting power and shared dispositive power with respect to the Common Shares beneficially owned by Realty and Advisors. Accordingly, under the Securities and Exchange Commission's definition of Beneficial Ownership, Sanders may be deemed to beneficially own 1,771,100 Common Shares, constituting an aggregate of approximately 22.2% of the 7,986,488 Common Shares of the Issuer outstanding.

     As a result of the Advisory Agreement, Realty has shared voting power and shared dispositive power with respect to the 1,771,100 Common Shares beneficially owned by it, Advisors has shared voting power and shared dispositive power with respect to the 1,771,100 Common Shares beneficially owned by it and, as a result of Sanders' position with each of Realty and Advisors, Sanders may be deemed to have shared voting power and shared dispositive power with respect to the 1,771,100 Common Shares he may be deemed to beneficially own.

     Willmott beneficially owns 3,000 Common Shares constituting an aggregate of approximately .04% of the 7,986,488 Common Shares of the Issuer outstanding. Hunt personally beneficially owns 9,200 Common Shares and through Hunt Securities Corporation beneficially owns 37,800 Common Shares constituting together 47,000 Common Shares which constitute an aggregate of approximately .6% of the 7,986,488 Common Shares of the Issuer outstanding.

     To the best knowledge of Realty, Sanders and Advisors, no other person named in Item 2 beneficially owns any Common Shares.

     (c) Except as set forth above, neither Realty nor Sanders nor Advisors, and, to the best knowledge of Realty, Sanders and Advisors, none of the persons listed in Item 2, has effected any transaction in the Common Shares during the past 60 days.

     (d) Other than as described in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds, from the sale of the Common Shares beneficially owned by each of Realty, Advisors and Sanders.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is amended supplementally as follows:

     Except as set forth in Items 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.


     This Amendment No. 9 dated October 8, 1991, to a Schedule 13D, dated March 1, 1990, filed by Southwest Realty Investors Incorporated, a Delaware corporation ("Realty") and Mr.
William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10,
1991 and June 20, 1991, relates to Shares of Beneficial Interest, par value $1.00 per share (the "Shares") of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Southwest Advisors Incorporated and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). Unless otherwise defined, all terms used herein shall have the meanings set forth in the Original 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended supplementally as follows:

     Realty expended $255,000 to purchase the 30,000 Common
Shares referred to in Item 5 below.  The source of Realty's
$255,000 was from general corporate funds.

Item 4.   Purpose of Transaction.

     Item 4 is amended supplementally as follows:

     Realty acquired the 30,000 Shares referred to in Item 5 below in order to increase its investment in the Issuer. On October 8, 1991, the Issuer filed a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Act"), in connection with the Issuer's proposed offering (the "Offering") of up to 2,500,000 of its Shares to the public. In lieu of open market purchases, as previously reported, Realty intends to purchase 600,000 Shares of the Issuer in the Offering, unless the Offering is oversubscribed. Under the terms of a Supplemental Investment Agreement between Realty and the Issuer in the form attached hereto as Exhibit A (the "Supplemental Agreement"), which is hereby incorporated herein by reference, Realty has agreed to purchase a minimum of $2 million of Shares in the Offering, subject to certain conditions.

     In lieu of open market purchases, as previously reported, William D. Sanders, on behalf of himself and related entities, intends to purchase up to 100,000 additional Shares of the Issuer in the Offering.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended supplementally as follows:

     (a)-(b) Realty acquired 30,000 Shares of the Issuer at a price of $8.50 per share, in an open-market purchase on September 24, 1991.

     As a result of Realty's acquisition of 30,000 Shares of the Issuer as set forth above, Realty beneficially owns an aggregate of 1,801,100 Shares of the Issuer, constituting approximately
22.6% of the Shares of the Issuer outstanding.

     Pursuant to the terms of the Advisory Agreement as referred to in Item 2 of Amendment Number 6 dated February 11, 1991 of the Original 13D, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any Securities owned by Realty (as described in Article I of the Advisory Agreement). Accordingly, Advisors beneficially owns 1,801,100 Shares, constituting an aggregate of approximately 22.6% of the Shares of the Issuer to be outstanding.

     As the Chairman of the Board of each of Realty and Advisors and as a stockholder of Realty, Sanders may be deemed to have shared voting power and shared dispositive power with respect to the Shares beneficially owned by Realty and Advisors. Accordingly, under the Act's definition of Beneficial Ownership, Sanders may be deemed to beneficially own 1,801,100 Shares, constituting an aggregate of approximately 22.6% of the Shares of the Issuer outstanding.

     As a result of the Advisory Agreement, Realty has shared voting power and shared dispositive power with respect to the 1,801,100 Shares beneficially owned by it, Advisors has shared voting power and shared dispositive power with respect to the 1,801,100 Shares beneficially owned by it and, as a result of Sanders' position with each of Realty and Advisors, Sanders may be deemed to have shared voting power and shared dispositive power with respect to the 1,801,100 Shares he may be deemed to beneficially own.

     To the knowledge of Realty, Sanders and Advisors, no other person named in Item 2 beneficially owns any Shares.

     (c) Except as set forth above, neither Realty nor Sanders nor Advisors, and, to the best knowledge of Realty, Sanders and Advisors, none of the persons listed in Item 2, has effected any transaction in the Shares during the past 60 days.

     (d) Other than as described in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds, from the sale of the Shares beneficially owned by each of Realty, Advisors and Sanders.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Item 6 is amended supplementally as follows:

     Except as set forth in Items 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any Securities of the Issuer.

     This Amendment No. 10 dated November 12, 1991, to a Schedule 13D, dated March 1, 1990, filed by Southwest Realty Investors Incorporated, a Delaware corporation ("Realty") and Mr.
William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10,
1991, June 20, 1991, and October 8, 1991 relates to Shares of Beneficial Interest, par value $1.00 per share (the "Shares") of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Southwest Advisors Incorporated and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). Unless otherwise defined, all terms used herein shall have the meanings set forth in the Original 13D.

Item 3.   Source and Amount of Funds or Other Considerations.

     Item 3 is amended supplementally as follows:

     Realty will use general corporate funds to purchase the shares referred to in Item 4 below. Purchases by Realty and by Sanders shall be made as described in pages 32-34 of the prospectus (the "Prospectus") which constitutes Part 1 of Amendment No. 1 of the Issuer's Registration Statement on Form S-2 (Registration No. 33-43201) under the Securities Act of 1933, as amended (the "Securities Act"), filed with the Securities and Exchange Commission (the "Commission") on November 8, 1991 (as so amended, the "Registration Statement") copies of which pages are attached hereto as Exhibit A and by this reference are incorporated as part hereof in response to this item.

Item 4.   Purpose of Transaction.

     Item 4 is amended supplementally as follows:

     In order to increase its investment in the Issuer, Realty intends to purchase 1,100,000 shares of the Issuer in the offering made pursuant to the Registration Statement (the "Offering"), unless the offering is oversubscribed. Sanders intends to purchase up to 100,000 additional shares of the Issuer in the Offering. Planned purchases by Realty and Sanders are more fully described in pages 32-34 of the Prospectus, copies of which are attached hereto as Exhibit A and by this reference incorporated as part hereof in response to this item.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended supplementally as follows:

     (a)-(b)  Realty beneficially owns an aggregate of 1,801,100
Shares of the Issuer, constituting approximately 22.6% of the Shares of the Issuer outstanding.

     Pursuant to the terms of the Advisory Agreement as referred to in Item 2 of Amendment Number 6 dated February 11, 1991 of the Original 13D, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any Securities owned by Realty (as described in Article I of the Advisory Agreement). Accordingly, Advisors beneficially owns 1,801,100 Shares, constituting an aggregate of approximately 22.6% of the Shares of the Issuer to be outstanding.

     As the Chairman of the Board of each of Realty and Advisors and as a stockholder of Realty, Sanders may be deemed to have shared voting power and shared dispositive power with respect to the Shares beneficially owned by Realty and Advisors. Accordingly, under the Act's definition of Beneficial Ownership, Sanders may be deemed to beneficially on 1,801,100 Shares, constituting an aggregate of approximately 22.6% of the Shares of the Issuer outstanding.

     As a result of the Advisory Agreement, Realty has shared voting power and shared dispositive power with respect to the 1,801,100 Shares beneficially owned by it, Advisors has shared voting power and shared dispositive power with respect to the 1,801,100 Shares beneficially owned by it and, as a result of Sanders' position with each of Realty and Advisors, Sanders may be deemed to have shared voting power and shared dispositive power with respect to the 1,801,100 Shares he may be deemed to beneficially own.

     To the knowledge of Realty, Sanders and Advisors, no other person named in Item 2 beneficially owns any Shares.

     (c) Except as set forth above, neither Realty nor Sanders nor Advisors, and, to the best knowledge of Realty, Sanders and Advisors, none of the persons listed in Item 2, has effected any transaction in the Shares during the past 60 days.

     (d) Other than as described in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds, from the sale of the Shares beneficially owned by each of Realty, Advisors and Sanders.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is amended supplementally as follows:

     Except as set forth in Items 4 and 5 above and for sales pursuant to the Offering, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any Securities of the Issuer.


     This Amendment No. 11, dated December 3, 1991, to a Schedule 13D, dated March 1, 1990, filed by Southwest Realty Investors Incorporated, a Delaware corporation ("Realty"), and Mr. William
D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10, 1991, June
20, 1991, October 8, 1991 and November 8, 1991 (the Original 13D, as so amended, referred to as the "Schedule 13D"), relates to Shares of Beneficial Interest, par value $1.00 per share (the "Shares"), of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Southwest Advisors Incorporated ("Advisors") and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended supplementally as follows:

     Realty expended approximately $9,519,476 to purchase the 1,072,617 Shares referred to in Item 5 below. The source of Realty's 9,519,476 was general corporate funds. Sanders expended approximately $887,500 to purchase the 100,000 Shares referred to in Item 5 below. The source of Sanders' $887,500 was personal finances.

Item 4.   Purpose of Transaction.

     Item 4 is amended supplementally as follows:

     Realty and Sanders, respectively, acquired the 1,072,617 and 100,000 Shares referred to in Item 5 below in order to increase their investments in the Issuer. On October 8, 1991, the Issuer filed a Registration Statement on Form S-2, as amended on November 8, 1991, under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the Issuer's offering (the "Offering") of up to 5,175,000 of its Shares to the public.

     Realty and Sanders intend to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

     Pursuant to the Offering, Messrs. C. Ronald Blankenship,
Managing Director of Southwest Capital Group Incorporated, and
Thomas G. Wattles, Managing Director of Realty, acquired 6,500
Shares and 5,000 Shares, respectively.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended supplementally as follows:

     Realty acquired the 1,072,617 Shares and Sanders acquired the 100,000 Shares of the Issuer at a price of $8.875 per Share pursuant to the Offering.

     As a result of Realty's acquisition of the 1,072,617 Shares of the Issuer, Realty beneficially owns an aggregate of 2,873,717
Shares of the Issuer, constituting approximately 21.8% of the Shares of the Issuer outstanding.

     Pursuant to the of the Advisory Agreement, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any Securities owned by Realty (as described in Article I of the Advisory Agreement). Accordingly, Advisors and Realty have shared voting and dispositive power with respect to the Shares owned by Realty.

     As a result of Sanders' position with each of Realty and Advisors, Sanders may be deemed to have shared voting and dispositive power with respect to the Shares he may be deemed to own. Sanders has sole voting power with respect to the 100,000 Shares purchased by him pursuant to the Offering. Accordingly, Sanders may be deemed to own approximately 2,973,717 Shares of the Issuer, constituting approximately 22.6% of the Shares of the Issuer outstanding.

     Except as set forth above or as previously reported, neither Realty nor Sanders nor Advisors, and, to the best knowledge of Realty, Sanders and Advisors, none of the persons listed in Item 2, has effected any transactions in the Shares during the past 60 days.

     Other than as described in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares beneficially owned by each of Realty, Advisors and Sanders.


     This Amendment No. 12, dated April 23, 1992, to a Schedule 13D, dated March 1, 1990, filed by Southwest Realty Investors Incorporated, a Delaware corporation ("Realty"), and Mr. William
D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10, 1991, June
20, 1991, October 8, 1991, November 8, 1991 and December 3, 1991
(the Original 13D, as so amended, referred to as the "Schedule 13D"), relates to Shares of Beneficial Interest, par value $1.00 per share (the "Shares"), of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Southwest Advisors Incorporated ("Advisors") and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     Realty expended approximately $13,487,500 to purchase the 1,300,000 Shares referred to in Item 5 below. The source of such amount was general corporate funds.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     Realty acquired the 1,300,000 Shares referred to in Item 5 below in order to increase its investment in the Issuer. On March 13, 1992, the Issuer filed a Registration Statement on Form S-2, as amended on April 15, 1992, under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the Issuer's offering (the "PTR Offering") of up to 2,050,000 of its Shares to certain indirect owners of Realty who were then owners of the Issuer's Shares. Concurrently with the PTR Offering, the Issuer commenced an underwritten offering of up to 5,750,000 Shares to the public, including 750,000 Shares which may be sold to underwriters to cover over-allotments, if any.

     Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     On March 6, 1992, Realty acquired 44,899 Shares and Sanders acquired 1,749 Shares pursuant to the automatic reinvestment of dividends under the Issuer's Dividend Reinvestment and Share
Purchase Plan.

     Realty acquired the 1,300,000 Shares of the Issuer at a price of $10.375 per Share pursuant to the PTR Offering.

     As a result of Realty's acquisition of the 1,300,000 Shares of the Issuer, Realty beneficially owns an aggregate of 4,218,616
Shares of the Issuer, constituting approximately 20.0% of the Shares of the Issuer outstanding at April 23, 1992.

     Pursuant to the Advisory Agreement, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any Securities owned by Realty (as described in Article I of the Advisory Agreement). Accordingly, Advisors and Realty have shared voting and dispositive power with respect to the Shares owned by Realty.

     As a result of Sanders' position with each of Realty and Advisors, Sanders may be deemed to have shared voting and dispositive power with respect to the Shares deemed to be owned by Realty and Advisors. Accordingly, Sanders may be deemed to own approximately 4,331,565 Shares of the Issuer, constituting approximately 20.6% of the Shares of the Issuer outstanding.

     Except as set forth above or as previously reported, neither Realty nor Sanders nor Advisors, and, to the best knowledge of Realty, Sanders and Advisors, none of the persons listed in Item 2, has effected any transactions in the Shares during the past 60 days.

     Other than as described in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares beneficially owned by each of Realty, Advisors and Sanders.


     This Amendment No. 13, dated September 8, 1992, to a
Schedule 13D, dated March 1, 1990, filed by Security Capital Realty Investors Incorporated, a Delaware corporation ("Realty"), and Mr. William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11,
1991, June 10, 1991, June 20, 1991, October 8, 1991, November 8,
1991, December 3, 1991 and April 23, 1992 (the Original 13D, as so amended, referred to as the "Schedule 13D"), relates to Shares of Beneficial Interest, par value $1.00 per share (the "Shares"), of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Security Capital Realty Advisors Incorporated ("Advisors") and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). All capitalized terms used but no otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     Realty will use general corporate funds to purchase the Shares referred to in Item 4 below.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     In order to increase its investment in the Issuer, Realty intends to purchase approximately 724,873 Shares pursuant to the Rights Offering described in the prospectus included in a registration statement on Form S-3 filed by the Issuer on September 8, 1992 (File No. 33-51728). In addition, Realty expects to subscribe for up to an additional $20 million of Shares pursuant to the oversubscription privilege described in such registration statement, to the extent such Shares are available pursuant to the Rights Offering. Realty reserves the right to purchase additional Shares, or fewer Shares if excess demand for unsubscribed Shares develops.

     Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is amended and supplemented as follows:

     Except as set forth in Item 4 above and for sales pursuant to the Rights Offering, there are no contracts, arrangements or understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to securities of the Issuer.

     This Amendment No. 14, dated September 10, 1992, to a
Schedule 13D, dated March 1, 1990, filed by Security Capital Realty Investors Incorporated, a Delaware corporation ("Realty"), and Mr. William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11,
1991, June 10, 1991, June 20, 1991, October 8, 1991, November 8,
1991, December 3, 1991, April 23, 1992 and September 8, 1992 (the Original 13D, as so amended, referred to as the "Schedule 13D"), relates to Shares of Beneficial Interest, par value $1.00 per share (the "Shares"), of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Security Capital Realty Advisors Incorporated ("Advisors") and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     The Shares referred to in Item 5 below were acquired pursuant to the automatic reinvestment of dividends under the Issuer's Dividend Reinvestment and Share Purchase Plan.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     To increase its investment in the Issuer, Realty acquired an aggregate of 130,622 Shares pursuant to the Issuer's Dividend
Reinvestment and Share Purchase Plan which allows shareholders of the Issuer to acquire additional Shares by automatically reinvesting dividends.

     Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     On June 5, 1992 and September 4, 1992, Realty acquired
69,666 and 60,956 Shares, respectively, pursuant to the automatic reinvestment of dividends under the Issuer's Dividend
Reinvestment and Share Purchase Plan.

     As a result of Realty's acquisition of the 130,622 Shares, Realty beneficially owns an aggregate of 4,349,237 Shares of the Issuer, representing approximately 21.1% of the Issuer's Shares outstanding at September 4, 1992.

     Pursuant to the Advisory Agreement, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any Securities owned by Realty (as described in Article I of the Advisory Agreement). Accordingly, Advisors and Realty have shared voting and dispositive power with respect to the Shares owned by Realty.

     As a result of Sanders' position with each of Realty and Advisors, Sanders may be deemed to have shared voting and dispositive power with respect to the Shares deemed to be owned by Realty and Advisors. Accordingly, Sanders may be deemed to own approximately 4,462,186 Shares of the Issuer, constituting approximately 21.6% of the Shares of the Issuer outstanding.

     Except as set forth above or as previously reported, neither Realty nor Sanders nor Advisors, and, to the best knowledge of Realty, Sanders and Advisors, none of the persons listed in Item 2, has effected any transactions in the Shares during the past 60 days.

     Other than as described in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares beneficially owned by each of Realty, Advisors and Sanders.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is amended and supplemented as follows:

     Except as set forth in Item 5 above and except as previously reported, there are no contracts, arrangements or understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to securities of the Issuer.

     This Amendment No. 15, dated November 9, 1992, to a Schedule 13D, dated March 1, 1990, filed by Security Capital Realty Investors Incorporated, a Delaware corporation ("Realty"), and Mr. William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11,
1991, June 10, 1991, June 20, 1991, October 8, 1991, November 8,
1991, December 3, 1991, April 23, 1992, September 8, 1992 and
September 10, 1992 (the Original 13D, as so amended, referred to as the "Schedule 13D"), relates to Shares of Beneficial Interest, par value $1.00 per share (the "Shares"), of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Security Capital Realty Advisors Incorporated ("Advisors") and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     The 2,277,457 Shares acquired by Realty in the Rights
Offering referred to in Item 4 below were acquired for approximately $27,044,802 ($11.875 per Share). The 74,900 Shares acquired by Realty referred to in Item 4 below were acquired for approximately $926,888 ($12.375 per Share). Realty used general corporate funds to acquire such Shares.

     The 33,206 Shares acquired by Sanders in the Rights Offering referred to in Item 4 below were acquired for approximately
$394,321 ($11.875 per Share). Sanders used personal funds to acquire such Shares.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     To increase its investment in the Issuer, Realty acquired an aggregate of 2,277,457 Shares by exercising rights in the Issuer's Rights Offering described in the prospectus included in a registration statement on Form S-3, as amended (File No. 33-51728), as well as the pro rata oversubscription privilege described therein. Additionally, Realty acquired an aggregate of 74,900 Shares in open market purchases prior to the Rights Offering.

     Sanders acquired the 33,206 Shares by exercising rights in the Issuer's Rights Offering. In addition, Sanders previously acquired 47,851 Shares, which Shares were inadvertently omitted from the prior Schedule 13D.

     Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     As a result of Realty's acquisition of the 2,277,457 Shares acquired in the Rights Offering and the 74,900 Shares acquired in open market purchases, Realty beneficially owns an aggregate of 6,701,594 Shares of the Issuer, representing approximately 24.99% of the Issuer's Shares outstanding at October 22, 1992.

     Pursuant to the Advisory Agreement, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any Securities owned by Realty (as described in Article I of the Advisory Agreement). Accordingly, Advisors and Realty have shared voting and dispositive power with respect to the Shares owned by Realty.

     As a result of Sanders' acquisition of the 33,206 Shares, Sanders has sole voting power with respect to 194,006 Shares of the Issuer. As result of Sanders' position with each of Realty and Advisors, Sanders may be deemed to have shared voting and dispositive power with respect to the Shares deemed to be owned by Realty and Advisors. Accordingly, Sanders may be deemed to own approximately 6,895,600 Shares of the Issuer, constituting approximately 25.72% of the Shares of the Issuer outstanding.

     Except as set forth above or as previously reported, neither Realty nor Sanders nor Advisors, and, to the best knowledge of Realty, Sanders and Advisors, none of the persons listed in Item 2, has effected any transactions in the Shares during the past 60 days.

     Other than as described in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares beneficially owned by each of Realty, Advisors and Sanders.

     This Amendment No. 16, dated January 18, 1993, to a Schedule 13D, dated March 1, 1990, filed by Security Capital Realty Investors Incorporated, a Delaware corporation ("Realty"), and Mr. William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11,
1991, June 10, 1991, June 20, 1991, October 8, 1991, November 8,
1991, December 3, 1991, April 23, 1992, September 8, 1992,
September 10, 1992 and November 9, 1992 (the Original 13D, as so amended, referred to as the "Schedule 13D"), relates to Shares of Beneficial Interest, par value $1.00 per share (the "Shares"), of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Security Capital Realty Advisors Incorporated ("Advisors") and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     The 58,612 Shares and the 1,564 Shares referred to in Item 4 below were acquired by Realty and Sanders, respectively, pursuant to the automatic reinvestment of dividends under the Issuer's
Dividend Reinvestment and Share Purchase Plan.

     The Shares to be acquired by Realty in the offering referred to in Item 4 below will be acquired by Realty using general corporate funds.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     To increase its investment in the Issuer, Realty acquired an aggregate of 58,612 Shares and Sanders acquired an aggregate of 1,564 Shares pursuant to the automatic reinvestment of dividends pursuant to the Issuer's Dividend Reinvestment and Share Purchase Plan which allows shareholders of the Issuer to acquire additional Shares by automatically reinvesting dividends.

     On January 15, 1993, the Issuer filed with the Commission a registration statement on Form S-3 (File No. 33-75050) relating to an offering of up to 5,500,000 Shares (the "Registration Statement"). Of the 5,500,000 Shares to be sold by the Issuer, Realty expects to purchase between 20% and 25% of the total number of Shares offered at the initial public offering price as set forth in the Registration Statement. Such purchase by Realty will be made pursuant to a Purchase Agreement, the form of which is included as an Exhibit hereto and is incorporated herein by reference. Realty may purchase Shares in the open market following the offering described in the Registration Statement if sufficient Shares are not available for its purchase therein.

     Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     As a result of Realty's acquisition of the 58,612 Shares acquired under the Issuer's Dividend Reinvestment and Share Purchase Plan, Realty beneficially owns an aggregate of 6,760,206 Shares of the Issuer, representing approximately 25.01% of the Issuer's Shares outstanding at December 31, 1992.

     Pursuant to the Advisory Agreement, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any Securities owned by Realty (as described in Article I of the Advisory Agreement). Accordingly, Advisors and Realty have shared voting and dispositive power with respect to the Shares owned by Realty.

     As a result of Sanders' acquisition of the 1,564 Shares pursuant to the Issuer's Dividend Reinvestment and Share Purchase Plan, Sanders has sole voting power with respect to 195,570 Shares of the Issuer. As result of Sanders' position with each of Realty and Advisors, Sanders may be deemed to have shared voting and dispositive power with respect to the Shares deemed to be owned by Realty and Advisors. Accordingly, Sanders may be deemed to own approximately 6,955,776 Shares of the Issuer, constituting approximately 25.73% of the Shares of the Issuer outstanding.

     Except as set forth above or as previously reported, neither Realty nor Sanders nor Advisors, and, to the best knowledge of Realty, Sanders and Advisors, none of the persons listed in Item 2, has effected any transactions in the Shares during the past 60 days.

     Other than as described in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares beneficially owned by each of Realty, Advisors and Sanders.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is amended and supplemented as follows:

     Except as set forth in Items 4 and 5 above and except as previously reported, there are no contracts, arrangements or understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to securities of the Issuer.

     This Amendment No. 17, dated February 17, 1993, to a
Schedule 13D, dated March 1, 1990, filed by Security Capital Realty Investors Incorporated, a Delaware corporation ("Realty"), and Mr. William D. Sanders ("Sanders") on March 2, 1990 (the "Original 13D"), and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11,
1991, June 10, 1991, June 20, 1991, October 8, 1991, November 8,
1991, December 3, 1991, April 23, 1992, September 8, 1992,
September 10, 1992, November 9, 1992 and January 18, 1993 (the Original 13D, as so amended, referred to as the "Schedule 13D"), relates to Shares of Beneficial Interest, par value $1.00 per share (the "Shares"), of Property Trust of America (the "Issuer"), a real estate investment trust organized under the laws of Maryland, and is being filed by Realty, Security Capital Realty Advisors Incorporated ("Advisors") and Sanders, pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     The 84,500 Shares and the 1,358 Shares referred to in Item 4 below were acquired by Realty and Sanders, respectively, pursuant to the automatic reinvestment of dividends under the Issuer's Dividend Reinvestment and Share Purchase Plan (the "Dividend Reinvestment Plan").

     The 1,500,000 Shares referred to in Item 4 below were acquired by Realty pursuant to the terms of a Purchase Agreement between Realty and the Issuer. Realty purchased such Shares for an aggregate of $25,312,500 ($16.875 per Share). The Shares acquired by Realty were acquired by Realty using general corporate funds.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     On February 12, 1993, Realty acquired 84,500 Shares and
Sanders acquired 1,358 Shares pursuant to the Dividend
Reinvestment Plan which allows shareholders of the Issuer to acquire additional Shares by automatically reinvesting dividends.

     On February 9, 1993, the Commission declared effective the Issuer's registration statement on Form S-3 (File No. 33-57050) relating to an offering of up to 8,055,000 Shares (the "Registration Statement"). Of the 8,055,000 Shares registered by the Issuer, Realty purchased 1,500,000 Shares (representing approximately 19% of the total number of Shares offered) at the initial public offering price as set forth in the Registration Statement. Such purchase by Realty was made on February 17, 1993 to a Purchase Agreement, a copy of which is included as an Exhibit hereto and is incorporated herein by reference. Realty may purchase additional Shares in the open market following the consummation of the offering described in the Registration Statement.

     Realty intends to acquire additional Shares from time to time in market transactions or otherwise, as permitted by applicable law.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     As a result of the acquisition of the 84,500 Shares pursuant to the Dividend Reinvestment Plan, and Realty's acquisition of the 1,500,000 Shares pursuant to the Purchase Agreement, Realty beneficially owns an aggregate of 8,344,706 Shares of the Issuer, representing approximately 24.28% of the Issuer's Shares outstanding at February 16, 1993 (after giving effect to the offering).

     Pursuant to the Advisory Agreement, Advisors has the power to manage and control the assets owned by Realty, including the power to vote, dispose of and give proxies in respect of any Securities owned by Realty (as described in Article I of the Advisory Agreement). Accordingly, Advisors and Realty have shared voting and dispositive power with respect to the Shares owned by Realty.

     As a result of Sanders' acquisition of the 1,358 Shares pursuant to the Dividend Reinvestment Plan, Sanders has sole voting power with respect to 196,928 Shares of the Issuer. As result of Sanders' position with each of Realty and Advisors, Sanders may be deemed to have shared voting and dispositive power with respect to the Shares deemed to be owned by Realty and Advisors. Accordingly, Sanders may be deemed to own approximately 8,541,634 Shares of the Issuer, constituting approximately 24.86% of the Shares of the Issuer outstanding.

     Except as set forth above or as previously reported, neither Realty nor Sanders nor Advisors, and, to the best knowledge of Realty, Sanders and Advisors, none of the persons listed in Item 2, has effected any transactions in the Shares during the past 60 days.

     Other than as described in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Shares beneficially owned by each of Realty, Advisors and Sanders.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is amended and supplemented as follows:

     Except as set forth in Items 4 and 5 above and except as previously reported, there are no contracts, arrangements or understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to securities of the Issuer.

     This Amendment No. 18 (this "Amendment") is being filed to a
Schedule 13D dated March 1, 1990 and filed by Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated, a Delaware corporation) ("REALTY"), and William D. Sanders, an individual ("Sanders") on March 2, 1990, and amended on March 5, 1990,
March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990,
February 11, 1991, June 10, 1991, June 20, 1991, October 8, 1991,
November 8, 1991, December 3, 1991, April 23, 1992, September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993 and February 17, 1993 (as so amended, the "13D").

Item 1.   Security and Issuer.

     This Amendment relates to Common Shares of Beneficial
Interest, $1.00 par value (the "Common Shares"), of Property
Trust of America, a Maryland real estate investment trust
("PTR").

Item 2.   Identity and Background.

     Item 2 of the 13D is hereby amended and restated in its entirety as follows:

     The persons listed in Numbers 1 through 4 below are persons filing this statement. A copy of their written agreement relating to the filing of this joint statement is filed as Exhibit A hereto. The persons listed in Numbers 5 through 15 below are persons enumerated in Instruction C to this statement as general partners, executive officers, directors and/or controlling persons of persons filing this statement.

1. (a) Name and Organization: Security Capital Realty Incorporated, a Maryland corporation;
     (b) Principal Business: Creating and controlling a family of real estate investment trusts;
     (c)  Principal Office:  125 Lincoln Avenue, Santa Fe, New
          Mexico 87501;
     (d) Security Capital Realty Incorporated has not been convicted in a criminal proceeding during the last five years;
     (e) Security Capital Realty Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

2.   (a)  Name and Organization:  SECAP REALTY Incorporated, a
          Delaware corporation;
     (b) Principal Business: Acting as REIT Manager for Security Capital Realty Incorporated;
     (c)  Principal Office:  125 Lincoln Avenue, Santa Fe, New
          Mexico 87501;
     (d) SECAP REALTY Incorporated has not been convicted in a criminal proceeding during the last five years;
     (e) SECAP REALTY Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

3. (a) Name and Organization: Security Capital Group Incorporated, a Delaware corporation;
     (b) Principal Business: Creating and controlling REIT Managers of various real estate investment trusts that are created and controlled by Security Capital Realty Incorporated;
     (c)  Principal Office:  125 Lincoln Avenue, Santa Fe, New
          Mexico 87501;
     (d) Security Capital Group Incorporated has not been convicted in a criminal proceeding during the last five years;
     (e) Security Capital Group Incorporated has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years.

4.   (a)  Name:  William D. Sanders;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New
          Mexico 87501;
     (c) Principal Employment: Chairman of the Board and Chief Executive Officer of Security Capital Group Incorporated;
     (d) Mr. Sanders has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Sanders has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or sate securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

5.   (a)  Name:  C. Ronald Blankenship;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New
          Mexico 87501;
     (c) Principal Employment: Director of Security Capital Group Incorporated and Chairman of Property Trust of America;
     (d) Mr. Blankenship has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Blankenship has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

6.   (a)  Name:  James C. Potts;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New
          Mexico 87501;
     (c) Principal Employment: Managing Director of Security Capital Realty Incorporated and Security Capital (Southwest) Incorporated;
     (d) Mr. Potts has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Potts has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

7.   (a)  Name:  Thomas G. Wattles;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New
          Mexico 87501;
     (c) Principal Employment: Co-Chairman of Security Capital Industrial Trust and Managing Director of Security Capital Realty Incorporated;
     (d) Mr. Wattles has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Wattles has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

8.   (a)  Name:  Samuel W. Bodman;
     (b)  Business Address:  75 State Street, Boston,
          Massachusetts 02109;
     (c) Principal Employment: Chairman and Chief Executive Officer of Cabot Corporation;
     (d) Mr. Bodman has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Bodman has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

9.   (a)  Name:  John P. Frazee, Jr.;
     (b) Business Address: 9512 Bull Headley Road, Quin Que Farm, Tallahassee, Florida 32312;
     (c)  Principal Employment:  Director of Security Capital
          Group Incorporated;
     (d) Mr. Frazee has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Frazee has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

10.  (a)  Name:  Cyrus F. Freidheim, Jr.;
     (b)  Business Address:  225 West Wacker Drive, Chicago,
          Illinois 60606;
     (c)  Principal Employment:  Vice Chairman of Booz, Allen &
          Hamilton, Inc.;
     (d) Mr. Freidheim has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Freidheim has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

11.  (a)  Name:  H. Laurance Fuller;
     (b)  Business Address:  200 East Randolph Drive, Chicago, IL
          60601;
     (c)  Principal Employment:  Chief Executive Officer of Amoco
          Corporation;
     (d) Mr. Fuller has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Fuller has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

12.  (a)  Name:  Ray L. Hunt;
     (b)  Business Address:  1445 Ross at Field, 20th Floor,
          Dallas, TX 75202;
     (c) Principal Employment: Chairman, President and Chief Executive Officer of Hunt Consolidated, Inc., and Chairman and Chief Executive Officer of Hunt Oil Company;
     (d) Mr. Hunt has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Hunt has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

13.  (a)  Name:  John T. Kelley, III
     (b)  Business Address:  7777 Market Center Avenue, El Paso,
          Texas  79912;
     (c) Principal Employment: Director of Security Capital Group Incorporated and Security Capital (Southwest) Incorporated and Trustee of Property Trust of America;
     (d) Mr. Kelley has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Kelley has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

14.  (a)  Name:  Peter S. Willmott;
     (b) Business Address: 919 North Michigan Avenue, Suite 1220, Chicago, IL 60611;
     (c) Principal Employment: Chairman and Chief Executive Officer of Willmott Services, Inc.;
     (d) Mr. Willmott has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Willmott has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

15.  (a)  Name:  Stephen T. Clark;
     (b)  Business Address:  600 Atlantic Avenue, 29th Floor,
          Boston, MA 02210;
     (c)  Principal Employment:  Partner at Harvard Management
          Company, Inc.;
     (d) Mr. Clark has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Clark has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

Item 3.   Source and Amount of Funds of Other Consideration.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     Except for the transactions relating to the automatic reinvestment of dividends pursuant to PTR's Dividend Reinvestment and Share Purchase Plan (the "DRIP"), the purchases referred to in Item 5 below were made from general corporate funds.

Item 4.   Purpose of Transaction.

     Item 4 of the 13D is hereby amended and supplemented as follows:

     REALTY may continue to purchase Common Shares of PTR at the same times and on the same terms available to other shareholders or to investors generally, both in open market purchases and in future public offerings.

Item 5.   Interest in Securities of Issuer.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a),(b) To the filing persons' belief, the following table sets forth the beneficial ownership of Common Shares for each person named in Item 2 at the date of this Amendment. Unless otherwise indicated in the footnotes, each such person, to the filing persons' belief, has sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of such Common Shares.

                                                Common Shares  Percent of All
Person                                     Beneficially Owned   Common Shares
________                                   ___________________  _____________

Security Capital Realty Incorporated......       12,024,391         26.9%
SECAP REALTY Incorporated(1)     .........       12,024,391         26.9%
Security Capital Group Incorporated(1)           12,024,391         26.9%
William D. Sanders(1)     ................       12,225,856         27.4%
C. Ronald Blankenship.....................           17,773            *
James C. Potts............................            3,500            *
Thomas G. Wattles.........................            6,857            *
Samuel W. Bodman..........................                0            *
John P. Frazee, Jr........................                0            *
Cyrus F. Freidheim, Jr....................                0            *
H. Laurance Fuller........................                0            *
Ray L. Hunt...............................          455,269          1.0%
John T. Kelley, III.......................                0            *
Peter S. Willmott.........................           50,000            *
Stephen T. Clark..........................                0            *
_____________________
*  less than 1%

     (1)  12,024,391 of these Common Shares are owned of record by Security Capital Realty Incorporated. SECAP REALTY Incorporated, a wholly owned subsidiary of Security Capital Group Incorporated, is the REIT manager of Security Capital Realty Incorporated. SECAP REALTY Incorporated and Security Capital Group Incorporated may therefore be deemed to share voting and dispositive power with respect to these Common Shares. Mr. Sanders may also be deemed to beneficially own these Common Shares, because he may be deemed to share voting and dispositive power with respect to all shares owned by Security Capital Realty Incorporated. Security Capital Realty Incorporated and Mr. Sanders intend to play a major role in the direction of PTR for the purpose of maximizing the value of PTR.

     (c) No transactions in Common Shares were effected in the past sixty days by the persons listed in the above table. The following paragraphs describe REALTY's purchases of Common Shares since the most recent prior amendment to the 13D:

          From February 19 to February 24, 1993, REALTY purchased
     100,000 Common Shares on the New York Stock Exchange for a total of $1,696,125.

          On May 14, 1993, REALTY purchased 96,618 Common Shares for $1,710,332 pursuant to the DRIP and purchased 50,000
     Common Shares on the New York Stock Exchange for $879,000.

          On August 13, 1993, REALTY purchased 90,716 Common
     Shares for $1,689,138 pursuant to the DRIP.

          On September 22, 1993, REALTY purchased 3,343,975
     Common Shares for $61,445,568 in PTR's public rights offering.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the persons listed in the above tables.

     (e) No person filing this statement has ceased to be a beneficial owner of more than five percent of the Common Shares.

Item 7.   Material to Be Filed as Exhibits.

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto.

     This Amendment No. 19 (this "Amendment") is being filed to a
Schedule 13D dated March 1, 1990 and filed by Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated, a Delaware corporation) ("REALTY"), and William D. Sanders, an individual ("Sanders"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990,
February 11, 1991, June 10, 1991, June 20, 1991, October 8, 1991,
November 8, 1991, December 3, 1991, April 23, 1992, September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993,
February 17, 1993 and March 31, 1994 (as so amended, the "13D").

Item 1.   Security and Issuer.

     This Amendment relates to Common Shares of Beneficial
Interest, $1.00 par value (the "Common Shares"), of Property
Trust of America, a Maryland real estate investment trust
("PTR").

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Item 6 of the 13D is hereby amended and supplemented as follows:

     As of July 11, 1994, REALTY and PTR entered into that certain Second Amended and Restated Investor Agreement (the "Investor Agreement"), which amended and restated that certain Amended and Restated Investor Agreement, dated as of May 14, 1991, between REALTY's predecessor and PTR, as such agreement was amended by that certain First Amendment thereto dated as of May 14, 1991 and by that certain Supplemental Agreement dated as of May 14, 1991.

     Pursuant to the Investor Agreement, REALTY has agreed to fully exercise the subscription rights it receives from PTR as a dividend to holders of record of Common Shares on July 21, 1994 for Common Shares in PTR's public rights offering. As consideration for this additional investment by REALTY, PTR has agreed (i) to adopt a board resolution exempting REALTY and any person or entity owning, directly or indirectly, 20% or more of REALTY's then outstanding voting securities (collectively, the "Investor Group") from the application of the provisions of
Article 2, Section 7(c) of PTR's Restated Declaration of Trust, as amended, which limits beneficial ownership by any person or group to 9.8% of PTR's then outstanding Common Shares, to the extent that the Investor Group acquires securities giving it Beneficial Ownership (as defined in the Investor Agreement) or not more than 49% of PTR's Common Shares, (ii) to adopt a board resolution irrevocably exempting the Investor Group from the application of Section 3-601 through and including Section 3-604 of the Corporations and Associations Article of the Annotated Code of Maryland (the "Maryland Code") so long as the Investor Group Beneficially Owns 49% or less of PTR's Common Shares, (iii) to adopt a bylaw amendment exempting the Investor Group from the application of Section 3-701 through and including Section 3-709 of the Maryland Code with respect to any Common Shares acquired pursuant to the Investor Agreement, and (iv) to redeem the rights outstanding pursuant to PTR's Rights Agreement, dated as of February 23, 1990, with Chemical Bank, and adopt and enter into a new Rights Agreement with Chemical Bank which provides that the Investor Group shall not become an Acquiring Person (as defined in the new Rights Agreement) or cause a Triggering Event (as defined in the Investor Agreement) solely as a result of (A) acquiring securities giving the Investor Group Beneficial Ownership of 49% or less of the Common Shares or (B) Beneficially Owning in excess of 49% of the Common Shares, if such excess results from repurchases of Common Shares by the Trust or acquisitions of newly issued Common Shares by the Investor Group directly from the Trust.

     REALTY has agreed in the Investor Agreement that the Investor Group will not directly or indirectly acquire any securities if the effect would be to increase the Investor Group's Beneficial Ownership to greater than 49% of the Common Shares, except for an all-cash tender offer for all PTR securities or a tender offer made in response to a tender offer by a third party. REALTY has also agreed that the Investor Group will not, without the prior written consent of PTR's Board of Trustees, directly or indirectly sell securities to any person, entity or group which would result in such person, entity or group Beneficially Owning more than 9.8% of the Common Shares.

     REALTY has the right under the Investor Agreement so long as the Investor Group Beneficially Owns at least 9% of the Common Shares to designate at least one person for nomination to serve on PTR's Board of Trustees. REALTY has the right to designate such nominees in proportion to the percentage Beneficial Ownership of Common Shares by the Investor Group (at least two nominees) so long as the Investor Group Beneficially Owns more than 10% of the Common Shares, provided that REALTY may not designate more than two nominees so long as PTR's Board consists of not more than eight Trustees. REALTY also has certain demand and piggyback registration rights under the Investor Agreement with respect to its Common Shares.

     The foregoing is only a summary of the Investor Agreement and reference is made to the Investor Agreement, a copy of the form of which is filed as an exhibit to this amendment and is incorporated herein by reference, for a complete statement of its provisions.

Item 7.   Material to Be Filed as Exhibits.

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto and a copy of the form of the Investor Agreement is filed as Exhibit B hereto.

     This Amendment No. 20 (this "Amendment") is being filed to a
Schedule 13D dated March 1, 1990 and filed by Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated, a Delaware corporation) ("REALTY"), and William D. Sanders, an individual ("Sanders"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990,
February 11, 1991, June 10, 1991, June 20, 1991, October 8, 1991,
November 8, 1991, December 3, 1991, April 23, 1992, September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993,
February 17, 1993, March 31, 1994 and July 12, 1994 (as so amended, the "13D").

Item 1.   Security and Issuer.

     This Amendment relates to common Shares of Beneficial
Interest, $1.00 par value (the "Common Shares"), of Property
Trust of America, a Maryland real estate investment trust
("PTR").

Item 2.   Identity and Background.

     Item 2 of the 13D is hereby amended and supplemented to add the following person as a person enumerated in Instruction C to this statement as an executive officer of a person filing this statement:

17.  (a)  Name:  Anthony R. Manno, Jr.;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New
          Mexico  87501;
     (c) Principal Employment: Managing Director of Security Capital Realty Incorporated;
     (d) Mr. Manno has not been convicted in a criminal proceeding during the last five years;
     (d) Mr. Manno has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (e)  Citizenship:  United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     The purchases specified in Item 5(c) below were made from general corporate funds.

Item 4.   Purpose of Transaction.

     Item 4 of the 13D is hereby amended and supplemented as follows:

     (a) REALTY did not receive its full oversubscription in PTR's August 1994 public rights offering due to proration of available Common Shares. REALTY intends to continue purchasing Common Shares in the open market or in future public offerings in order to increase its ownership interest in PTR.

Item 5.   Interest in Securities of Issuer.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a),(b) To the filing persons' belief, the following table sets forth the beneficial ownership of Common Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person, to the filing persons' belief, has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.


                                              Common Shares    Percent of All
Person                                   Beneficially Owned     Common Shares
________                                 __________________    ______________


Security Capital Realty Incorporated.......     15,462,367        30.7%
SECAP REALTY Incorporated(1)    ...........     15,462,367        30.7%
Security Capital Group Incorporated(1)          15,462,367        30.7%
William D. Sanders(1)    ..................     15,663,832        31.1%
C. Ronald Blankenship......................         17,773            *
James C. Potts.............................          3,500            *
Thomas G. Wattles..........................          6,857            *
Samuel W. Bodman...........................              0            0
John P. Frazee, Jr.........................              0            0
Cyrus F. Freidheim, Jr.....................              0            0
H. Laurance Fuller.........................              0            0
Ray L. Hunt................................        455,269            *
John T. Kelley, III........................              0            0
Peter S. Willmott..........................         50,000            *
Stephen T. Clark...........................              0            0
Anthony R. Manno, Jr.......................              0            0
_____________________
*  less than 1%

     (1)  15,462,367 of these Common Shares are owned of record by REALTY. SECAP REALTY Incorporated ("SECAP"), a wholly owned subsidiary of Security Capital Group Incorporated ("GROUP"), is the REIT manager of REALTY. SECAP and GROUP may therefore be deemed to share voting and dispositive power with respect to such Common Shares. Sanders may also be deemed to beneficially own such Common Shares, because he may be deemed to share voting and dispositive power with respect to all shares owned by REALTY. REALTY and Sanders intend to play a major role in the direction of PTR for the purpose of maximizing the value of PTR.

     (c) To the filing persons' belief, none of the persons named in Item 2 effected any transactions in the Common Shares during the past 60 days, except that (i) REALTY purchased 3,310,877 Common Shares in PTR's public rights offering, which closed on August 16, 1994, at a price of $18.25 per Common Share;
(ii) REALTY purchased 10,000 and 30,000 Common Shares on the open market on August 23, 1994 at prices of $17.875 and $17.75 per Common Share, respectively; and (iii) REALTY purchased 5,500, 10,000 and 21,600 Common Shares on the open market on August 24, 1994 at prices of $17.625, $17.875 and $17.75 per Common Share, respectively. SECAP, GROUP and Sanders may be deemed to beneficially own such Common Shares.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the persons named in Item 2.

     (e) No person filing this statement has ceased to be a beneficial owner of more than five percent of the Common Shares.

Item 7.   Material to Be Filed as Exhibits.

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto.

     This Amendment No. 21 (this "Amendment") is being filed to a
Schedule 13D dated March 1, 1990 and filed by Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated, a Delaware corporation) ("REALTY"), and William D. Sanders, an individual ("Sanders"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990,
February 11, 1991, June 10, 1991, June 20, 1991, October 8, 1991,
November 8, 1991, December 3, 1991, April 23, 1992, September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993,
February 17, 1993, March 31, 1994, July 12, 1994 and August 25, 1994 (as so amended, the "13D").

Item 1.   Security and Issuer.

     This Amendment relates to common Shares of Beneficial Interest, $1.00 par value (the "Common Shares"), of Property Trust of America, a Maryland real estate investment trust ("PTR"), the principal executive offices of which are at 7777 Market Center Drive, El Paso, Texas 79912.

Item 2.   Identity and Background.

     Item 2 of the 13D is hereby amended and supplemented to add the following person as a person enumerated in Instruction C to this statement as an executive officer of a person filing this statement:

16.  (a)  Name:  Anthony R. Manno, Jr.;
     (b)  Business Address:  125 Lincoln Avenue, Santa Fe, New
          Mexico  87501;
     (c) Principal Employment: Managing Director of Security Capital Realty Incorporated;
     (d) Mr. Manno has not been convicted in a criminal proceeding during the last five years;
     (d) Mr. Manno has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (e)  Citizenship:  United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     REALTY's purchases specified in Item 5(c) below were made from general corporate funds and from funds borrowed under REALTY's two-year, $200 million revolving credit line with Wells Fargo Realty Advisors Funding Inc., as agent bank, and the total amount of such purchases was $73,788,642. Sanders' purchase was made from personal funds and the amount of such purchase was $2,523.

Item 4.   Purpose of Transaction.

     Item 4 of the 13D is hereby amended and supplemented as follows:

     (a)  REALTY did not receive its full oversubscription in
PTR's August 1994 public rights offering     due to proration of
available Common Shares. REALTY intends to continue purchasing Common Shares in the open market or in future public offerings in order to increase its ownership interest in PTR.

Item 5.   Interest in Securities of Issuer.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a), (b) Including the acquisitions referred to in Item 5(c) below, REALTY currently owns 16,067,289 Common Shares, which represents 31.9% of the outstanding Common Shares. SECAP Realty Incorporated ("SECAP"), Security Capital Group Incorporated ("GROUP") and Sanders may be deemed to beneficially own the Common Shares owned by REALTY. In addition, Sanders owns directly or beneficially through other persons and entities 191,742 Common Shares (0.4% of all Common Shares).

     (c) To the filing persons' belief, none of the persons named in Item 2 effected any transactions in the Common Shares during the past 60 days, except that (i) REALTY purchased 3,321,098 Common Shares in PTR's public rights offering, which closed on August 16, 1994, at a price of $18.25 per Common Share;
(ii) Sanders purchased approximately 144 Common Shares on
August 12, 1994 pursuant to PTR's dividend reinvestment plan at a price of $17.518 per Common Share; and (iii) REALTY made the following open market purchases of Common Shares on the dates and at the prices per Common Share indicated (excluding commission costs of approximately $0.08 per Common Share): (1) 10,000 and 30,000 Common Shares on August 17, 1994 at prices of $17.875 and $17.75 per Common Share, respectively; (2) 21,600 Common Shares on August 18, 1994 at a price of $17.75 per Common Share;
(3) 10,000 Common Shares on August 19, 1994 at a price of $17.875 per Common Share; (4) 5,500 Common Shares on August 22, 1994 at a price of $17.625 per Common Share; (5) 10,300 Common Shares on August 23, 1994 at a price of $17.75 per Common Share; (6) 27,300 and 18,500 Common Shares on August 24, 1994 at prices of $17.75 and $17.625 per Common Share, respectively; (7) 10,000 and 1,000 Common Shares on August 25, 1994 at prices of $17.750 and $17.625 per Common Share, respectively; (8) 10,000 Common Shares on August 26, 1994 at a price of $17.75 per Common Share; (9) 1,800 Common Shares on August 29, 1994 at a price of $17.75 per Common Share; (10) 600 Common Shares on August 30, 1994 at a price of $18.00 per Common Share; (11) 7,300 Common Shares on August 31, 1994 at a price of $17.875 per Common Share; (12) 37,500 and 25,200 Common Shares on September 1, 1994 at prices of $17.875 and $18.00 per Common Share, respectively; (13) 7,800 Common Shares on September 7, 1994 at a price of $18.125 per Common Share; and (14) 5,000 and 275,000 Common Shares on September 26, 1994 at prices of $17.875 and $18.125 per Common Share, respectively. SECAP, GROUP and Sanders may be deemed to beneficially own such Common Shares.

Item 7.   Material to Be Filed as Exhibits.

     A written agreement relating to the filing of the joint acquisition statement is filed as Exhibit A hereto.

     This Amendment No. 22 (this "Amendment") is being filed to a
Schedule 13D dated March 1, 1990 and filed by Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated, a Delaware corporation) ("REALTY"), and William D. Sanders, an individual ("Sanders"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990,
February 11, 1991, June 10, 1991, June 20, 1991, October 8, 1991,
November 8, 1991, December 3, 1991, April 23, 1992, September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993,
February 17, 1993, March 31, 1994, July 12, 1994, August 25, 1994
and October 7, 1994 (as so amended, the "13D").

Item 1.   Security and Issuer.

     This Amendment relates to common Shares of Beneficial Interest, $1.00 par value per share (the "Common Shares"), of Property Trust of America, a Maryland real estate investment trust ("PTR"), the principal executive offices of which are at 7777 Market Center Avenue, El Paso, Texas 79912.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     The source and amount of consideration for the Common Shares that REALTY and Sanders would receive pursuant to the merger of Security Capital Pacific Incorporated, a Maryland corporation ("PACIFIC"), with and into PTR are the 13,528,825 and 15,000 shares of PACIFIC common stock that REALTY and Sanders respectively own, which will be converted into 8,266,112 and 9,165 Common Shares, respectively, pursuant to the merger.

     The source and amount of consideration for up to 3,053,435
Common Shares that REALTY has agreed to purchase in PTR's proposed subscription offering is up to $50 million of cash from REALTY's working capital or from funds borrowed under REALTY's revolving line of credit with Wells Fargo, as agent bank.

     The source and amount of consideration for the 163 Common
Shares beneficially acquired by Sanders on November 14, 1994 pursuant to PTR's dividend reinvestment and share purchase plan was $2,559 cash representing reinvested dividends.

Item 4.   Purpose of Transaction.

     The purpose of the merger of PACIFIC with and into PTR is, in general, to provide PACIFIC's shareholders with prospects for growth in per share operating results from being part of PTR and to provide PTR and its shareholders with entry into attractive growing target markets in the western United States.

     The purpose of PTR's proposed subscription offering is to allow PTR's other shareholders an opportunity to purchase Common Shares at the same price at which PACIFIC's shareholders are acquiring Common Shares pursuant to the merger of PACIFIC with and into PTR and to maintain PTR's current balance sheet ratios.

     REALTY and Sanders may acquire additional Common Shares in the future, both in the open market and in public offerings, in order to maintain or increase their ownership interest in PTR.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a),(b) REALTY owns 16,070,289 Common Shares, representing 31.9% of the outstanding Common Shares. Sanders may be deemed to beneficially own all of the Common Shares owned by REALTY, and in addition Sanders beneficially owns 191,905 Common Shares directly and through family entities and his children. Thus, Sanders beneficially owns an aggregate of 16,262,194 Common Shares, representing 32.2% of the outstanding Common Shares.

     (c) Sanders beneficially acquired 163 Common Shares through the automatic reinvestment of dividends under PTR's dividend reinvestment and share purchase plan on November 14, 1994 at a price of $15.742 per Common Share.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Item 6 of the 13D is hereby amended and supplemented as follows:

     On December 6, 1994, PTR, PACIFIC and REALTY entered into an Agreement and Plan of Merger providing for the merger of PACIFIC with and into PTR. Pursuant to the terms of such agreement, each outstanding share of PACIFIC common stock will be converted into
0.611 Common Shares. REALTY has agreed to vote all of its Common Shares (and all of its shares of PACIFIC common stock) in favor of the merger. REALTY and Sanders each intends to execute a proxy giving the named executive officers of PTR the power to vote their respective Common Shares in favor of the merger at the special PTR shareholders meeting to be held to consider the merger and to vote on any other matter properly presented at the meeting according to their discretion.

     Also on December 6, 1994, PTR and REALTY entered into a supplemental investment agreement, pursuant to which REALTY has agreed to acquire up to $50 million of Common Shares in PTR's proposed subscription offering, which required investment would be reduced to the extent that PTR receives subscriptions from parties other than REALTY. The subscription offering and REALTY's investment are conditioned upon the effectiveness of the merger of PACIFIC with and into PTR. As consideration for REALTY's investment, PTR has agreed to grant REALTY certain registration rights pursuant to the supplemental investment agreement.

Item 7.   Material to Be Filed as Exhibits.

     Refer to the Exhibit Index.

     This Amendment No. 23 (this "Amendment") is being filed to a
Schedule 13D dated March 1, 1990 and filed by Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated, a Delaware corporation) ("REALTY"), and William D. Sanders, an individual ("Sanders"), on March 2, 1990, and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990,
February 11, 1991, June 10, 1991, June 20, 1991, October 8, 1991,
November 8, 1991, December 3, 1991, April 23, 1992, September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993,
February 17, 1993, March 31, 1994, July 12, 1994, August 25,
1994, October 7, 1994 and December 6, 1994 (as so amended, the
"13D").

Item 1.   Security and Issuer.

     This Amendment relates to common Shares of Beneficial Interest, $1.00 par value per share (the "Common Shares"), of Security Capital Pacific Trust, a Maryland real estate investment trust formerly known as Property Trust of America ("PTR"), the principal executive offices of which are at 7777 Market Center Avenue, El Paso, Texas 79912.

Item 2.   Identity and Background.

     Item 2 of the 13D is hereby amended to eliminate Security Capital Group Incorporated and SECAP Realty Incorporated as persons filing this statement. Security Capital Group Incorporated was merged with and into REALTY effective on January 1, 1995. SECAP Realty Incorporated, formerly a wholly owned subsidiary of Security Capital Group Incorporated and the REIT manager for REALTY, is in the process of being dissolved.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the 13D is hereby amended and supplemented as follows:

     The merger of Security Capital Pacific Incorporated, a Maryland corporation ("PACIFIC"), with and into PTR, described in Amendment No. 22 to the 13D, was consummated on March 23, 1995. The source and amount of consideration for the Common Shares that REALTY and Sanders received pursuant to the merger were the 13,528,825 and 15,000 shares of PACIFIC common stock that REALTY and Sanders respectively owned, which were converted into 8,266,112 and 9,165 Common Shares, respectively, pursuant to the merger.

     The subscription offering by PTR of its Common Shares, described in Amendment No. 22 to the 13D, also closed on March
23, 1995. The source and amount of consideration for the 3,053,435 Common Shares that REALTY purchased in the subscription offering (through its wholly owned subsidiary SC Realty Incorporated), was $50 million of cash from funds borrowed under SC Realty Incorporated's revolving line of credit with Wells Fargo, as agent bank.

Item 4.   Purpose of Transaction.

     REALTY and Sanders may acquire additional Common Shares in the future, both in the open market and in public offerings, in order to maintain or increase their ownership interest in PTR.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a),(b) REALTY beneficially owns 27,389,836 Common Shares, representing approximately 37.9% of the outstanding Common Shares, subject to final information for the subscription offering. The Common Shares that REALTY beneficially owns are owned directly by SC Realty Incorporated, a wholly owned subsidiary of REALTY. Sanders may be deemed to beneficially own all of the Common
Shares beneficially owned by REALTY, and Sanders also beneficially owns 201,070 Common Shares directly and through family entities and his children. Thus, Sanders may be deemed to beneficially own an aggregate of 27,590,906 Common Shares, representing approximately 38.1% of the outstanding Common Shares, subject to final information for the subscription offering.

     (c) REALTY and Sanders received 8,266,112 and 9,165 Common Shares, respectively, pursuant to the merger, upon conversion of their shares of PACIFIC common stock, at an exchange ratio of
0.611 Common Shares for each share of PACIFIC common stock.

     REALTY purchased 3,053,435 Common Shares in the subscription offering at a price of $16.375 per Common Share.

Item 7.   Material to Be Filed as Exhibits.

     Refer to the Exhibit Index.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 1995
______________
Date


                         SECURITY CAPITAL REALTY INCORPORATED


                         By:  /s/ Paul E. Szurek
                            ______________________________
                              Paul E. Szurek
                              Secretary


                         WILLIAM D. SANDERS


                         By:  /s/ Paul E. Szurek
                            ______________________________
                              Paul E. Szurek
                              Attorney-in-fact pursuant to a
                              Power of Attorney filed as
                              Exhibit B to Amendment No. 16
                              to the Schedule 13D, which is
                              incorporated by reference



                           EXHIBIT INDEX


EXHIBIT A Agreement relating to filing of joint statement




                             EXHIBIT A


     This Agreement is entered into by and between Security
Capital Realty Incorporated, a Maryland corporation,  and William
D. Sanders, an individual.

     Each of the persons named above hereby agrees that the Amendment to the Schedule 13D of even date herewith and to which this Agreement is attached as an exhibit, which is to be filed with the Securities and Exchange Commission, is to be filed on behalf of each such person.

     IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf this 23rd day of March, 1995.

                         SECURITY CAPITAL REALTY INCORPORATED


                         By:  /s/ Paul E. Szurek
                            ______________________________
                              Paul E. Szurek
                              Secretary


                         WILLIAM D. SANDERS


                         By:  /s/ Paul E. Szurek
                            ______________________________
                              Paul E. Szurek
                              Attorney-in-fact pursuant to a
                              Power of Attorney filed as
                              Exhibit B to Amendment No. 16
                              to the Schedule 13D, which is
                              incorporated by reference